EXHIBIT 2.6

SHARE SWAP AGREEMENT
among
MICRON TECHNOLOGY B.V.

MICRON SEMICONDUCTOR TAIWAN CO. LTD.
and
INOTERA MEMORIES, INC.
Dated as of February 3, 2016

SHARE SWAP AGREEMENT

THIS SHARE SWAP AGREEMENT (this “Agreement”), dated as of February 3, 2016 (the “Effective Date”), is being entered into by and among Micron Technology B.V., a company incorporated and in existence under the laws of The Netherlands (“Parent”), Micron Semiconductor Taiwan Co. Ltd., a company incorporated and in existence under the laws of the Republic of China (the “ROC”) (“Buyer”) and Inotera Memories, Inc., a company incorporated and in existence under the laws of the ROC (the “Company,” and Parent, Buyer and the Company each a “Party” and collectively the “Parties”).
RECITALS
WHEREAS, Buyer is a direct, wholly owned Subsidiary of Parent as of the Effective Date;
WHEREAS, Parent is an indirect, wholly owned Subsidiary of Micron Technology, Inc., a company incorporated and in existence under the laws of the State of Delaware, United States of America (“Micron”) as of the Effective Date;
WHEREAS, it is proposed that Buyer will implement a 100% share swap pursuant to Article 29 of the ROC Mergers and Acquisitions Act (the “M&A Act”) with the Company, whereby Buyer will acquire 100% of the issued and outstanding capital shares of the Company for such consideration as further described herein and on the terms and subject to the conditions set forth herein (the “Share Swap”);
WHEREAS, the Board of Directors of Micron has approved Buyer’s entry into this Agreement and declared it advisable and in the best interests of Micron and its stockholders for Buyer to enter into this Agreement;
WHEREAS, the Board of Directors of Buyer has approved this Agreement and declared it advisable for Buyer to enter into this Agreement;
WHEREAS, the Board of Directors of the Company (the “Company Board”) has (i) determined that it is in the best interests of the Company and its shareholders, and declared it advisable, to enter into this Agreement (the “Company Board Determination”), and (ii) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby, subject to the approval of the shareholders of the Company;
WHEREAS, prior to the execution of this Agreement, and as a condition and inducement to the willingness of Parent and Buyer to enter into this Agreement, Nanya Technology Corporation, Nan Ya Plastics Corporation and Nan Ya Printed Circuit Board Corporation have entered into voting and support agreements with Parent and Buyer (collectively, the “Voting and Support Agreements”);
WHEREAS, the Parties desire to replace the Framework Agreement, dated as of December 14, 2015 (the “Framework Agreement”) with this Agreement, which contains additional representations, warranties, covenants and agreements in connection with the Share Swap and also prescribes certain conditions to the Share Swap as specified herein; and
WHEREAS, the Framework Agreement will terminate in accordance with its terms upon the execution of this Agreement.

AGREEMENT
NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, Parent, Buyer and the Company hereby agree as follows:

ARTICLE I
DEFINITIONS

Section 1.1    Certain Definitions. For purposes of this Agreement:

“Affiliate” of any Person means any other Person that, at the time of determination, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with, such first Person.
“Building Permits” mean all permits, licenses, easements, variances, exemptions, consents, certificates, authorizations, registrations, Orders and other approvals from Governmental Entities necessary for, or issued to, build, construct, maintain, demolish, remodel, refurbish and/or occupy any structures, buildings, infrastructure or utilities (or appurtenances thereto) relating to any Real Property.
“Business Day” means any day other than a Saturday, a Sunday or a day on which banks in New York, USA, Amsterdam, The Netherlands or Taipei, Taiwan are authorized by Law or executed Order to be closed.
“Company Employee Plan” means any plan, program, policy, practice, contract, agreement or other arrangement providing for any bonus, compensation, severance, separation, termination pay, deferred compensation, management, employment, contractor or consulting services, incentive compensation, relocation, performance awards, stock or stock related awards, vacation, repatriation, expatriation, loans, visas, work permits, retention pay, change of control, disability, death benefit, retirement benefits, pension benefits, welfare benefits, hospitalization or insurance plan, fringe benefits or other employee benefits or remuneration of any kind, whether written, unwritten or otherwise, funded or unfunded, including, but not limited to, each employee benefit plan which is or has been maintained, contributed to, or required to be contributed to, by the Company or the U.S. Subsidiary for the benefit of any current or former employee of the Company or the U.S. Subsidiary, or with respect to which the Company or the U.S. Subsidiary has or may have any liability or obligation.
“Company Equity Plans” means any employee, consultant, representative or director stock option, stock purchase or equity compensation plan, arrangement or agreement of the Company or the U.S. Subsidiary.
“Company Intellectual Property Rights” means any and all Intellectual Property Rights that are owned, used, held for use or practiced by the Company or the U.S. Subsidiary.
“Company Products” means all products, technologies and services developed (including products, technologies and services under development), owned, made, provided, distributed, imported, sold or licensed by or on behalf of the Company and/or the U.S. Subsidiary.
“Company Public Reports” means reports and other documents required to be filed with the FSC, stated in the Company’s annual report or publicly disclosed at the MOPS by the Company since December 31, 2013.
“Company Stock Option” means each option to purchase Shares granted under any Company Employee Plan, including the Company Equity Plans.
“Confidential Information” has the meaning ascribed thereto in the Mutual NDA.
“Contract” means any note, bond, debenture, mortgage, indenture, lease, license, instrument, contract, purchase order, agreement or other similar legally binding commitment or undertaking of any nature, whether written or oral.
“control” (including the terms “controlled,” “controlled by” and “under common control with”) means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of stock, as trustee or executor, by contract or credit arrangement or otherwise.
“Copyrights” means copyrights and mask work rights (whether or not registered) and registrations and applications therefor, worldwide.
“Debt Commitment Letter” means one or more debt commitment letters to be entered into after December 14, 2015, among Buyer, or another Affiliate of Micron designated by Buyer, and the Financing Sources party thereto (which Financing Sources shall be investment or commercial banks or financial institutions, in each case engaged in and duly licensed in Taiwan to engage in the business of providing debt financing in Taiwan), on terms satisfactory to Parent and Buyer, and subject only to conditions precedent customary for debt commitments for similar acquisition financings and subject to a termination date for such financing commitment that is no sooner than the Outside Date, as amended, supplemented or replaced in compliance with this Agreement, pursuant to which the Financing Sources party thereto agree to provide debt financing of at least NT$80,000,000,000 to Buyer, or another Affiliate of Micron designated by Buyer, to pay a portion of the Consideration and other amounts to be paid pursuant to the Share Swap and associated costs and expenses of the Share Swap on the Share Swap Record Date.
“Debt Financing” means the debt financing incurred or intended to be incurred pursuant to the Debt Commitment Letter, including the borrowing of funds contemplated by the Debt Commitment Letter and any related engagement or fee letter(s).

“Environmental Law” means any applicable Law, and any Order or binding agreement with any Governmental Entity: (a) relating to pollution (or the cleanup thereof) or the protection of natural resources, endangered or threatened species, human health or safety, or the environment (including ambient air, soil, surface water or groundwater, or subsurface strata); or (b) concerning the presence of, exposure to, or the management, manufacture, use, containment, storage, recycling, reclamation, reuse, treatment, generation, discharge, transportation, processing, production, disposal or remediation of any Hazardous Substances.
“Environmental Permit” is any Permit required to be obtained from any private Person or any Governmental Entity with respect to a Hazardous Substances Activity which is or was conducted by the Company or the U.S. Subsidiary.
“Financing Sources” means the agents, arrangers, lenders and other entities that have committed or been engaged to provide or arrange the Debt Financing, including the parties to the Debt Commitment Letter, any joinder agreements, credit agreements entered pursuant thereto or relating thereto, together with their respective Affiliates and their and their respective Affiliates’ current, former or future officers, directors, employees, partners, trustees, shareholders, equityholders, managers, members, limited partners, controlling Persons, agents and representatives and respective successors and assigns of the foregoing Persons.
“GAAP” means with respect to any Person, generally accepted accounting principles in the jurisdiction in which such Person is domiciled in effect from time to time.
“Hazardous Substances” means (a) any material, substance, chemical, waste, product, derivative, compound, mixture, solid, liquid, mineral or gas, in each case, whether naturally occurring or manmade, that is hazardous, acutely hazardous, toxic, or words of similar import or regulatory effect under Environmental Laws; and (b) any petroleum or petroleum-derived products, radon, radioactive materials or wastes, asbestos in any form, lead or lead-containing materials, urea formaldehyde foam insulation and polychlorinated biphenyls.
“Hazardous Substances Activities” means the transportation, transfer, recycling, storage, use, treatment, manufacture, removal, remediation, release, exposure of others to, sale, or distribution of any Hazardous Substances or any product or waste containing a Hazardous Substance, or product manufactured with ozone depleting substances, including, without limitation, any required labeling, payment of waste fees or charges (including so-called e-waste fees) and compliance with any product take-back or product content requirements.
“IFRS” means the International Financial Reporting Standards as endorsed by the FSC.
“Intellectual Property Rights” means intellectual property rights arising from or in respect of the following, whether protected, created or arising under the laws of the United States or any other jurisdiction: Copyrights, Trade Secrets, Patents and Trademarks, and analogous rights, including moral and economic rights of authors and inventors (however denominated) and including the right to enforce and recover damages for the infringement or misappropriation of any of the foregoing.
“IT Systems” means all computer systems, servers, network equipment and other computer hardware owned, leased or licensed by the Company or the U.S. Subsidiary or otherwise used for the business of the Company or the U.S. Subsidiary.
“knowledge” means the knowledge of any Person identified on Exhibit A hereto, of a particular fact, circumstance, event or other matter in question. Any such Person will be deemed to have knowledge of a particular fact, circumstance, event or other matter if: (i) such Person has actual knowledge of the fact, circumstance, event or other matter; or (ii) such Person would reasonably be expected to have such knowledge in the ordinary and prudent course of performing his or her respective duties and roles on behalf of the Company, including through discussions of the subject matters set forth in Article 4 of this Agreement with (i) the Company personnel that report to him or her who are responsible for the relevant subject matters and outside advisors and (ii) personnel employed by any Service Provider or other entity within the Formosa Plastics group of companies who have responsibility for any of the subject matters set forth in Article 4 of this Agreement as such matters relate to the Company.
“Legal Proceeding” means any action, claim, suit, litigation, proceeding (public or private), criminal prosecution, arbitration, appeal, mediation, conciliation, consent decree, audit or investigation by or before any Governmental Entity.
“Lien” means any charge, claim, mortgage, lien (statutory or otherwise), encroachment, option, pledge, hypothecation, right of first offer, right of first refusal, security interest, attachment, levy, lease, sublease, voting arrangement, encumbrance or other restriction of any kind on ownership or use, or any agreement or contract to create any of the foregoing.

“Liabilities” shall mean any liability, obligation or commitment of any kind, whether absolute, accrued, fixed or contingent, matured or unmatured, determined or determinable or otherwise and whether or not required to be recorded or reflected on a balance sheet prepared in accordance with GAAP or IFRS.
“made available to Buyer” or words of similar import means that, on or before 5:00 p.m. local time in Taipei, Taiwan on the third (3rd) Business Day prior to the Effective Date, the Company has provided true, correct and complete copies of such materials by posting of such materials to the following site: ftp://inotera-ftp.micron.com.
“Material Adverse Effect” means any fact, effect, change, event or circumstance (collectively, a “Change”) that, individually or when taken together with all other such Changes that exist at the date of determination of the occurrence of a Material Adverse Effect, has or would reasonably be expected to have or result in a material adverse effect on: (a) the business, assets, properties, Liabilities, financial condition or results of operations of the Company and the U.S. Subsidiary, taken as a whole; or (b) the ability of the Company to consummate the transactions contemplated by this Agreement; provided, however, that no Changes (by themselves or when aggregated with any other Changes) resulting from, relating to or arising out of the following shall be deemed to be or constitute a Material Adverse Effect, and no Changes resulting from, relating to or arising out of the following (by themselves or when aggregated with any other Changes) shall be taken into account when determining whether a Material Adverse Effect has occurred or may, would or could occur: (i) general economic, financial or political conditions in Taiwan or any other jurisdiction in which the Company has substantial business or operations, and any changes therein, to the extent that such conditions do not have a materially disproportionate impact on the Company relative to other semiconductor companies of comparable size; (ii) general conditions in the financial markets, and any changes therein, to the extent that such conditions do not have a materially disproportionate impact on the Company relative to other semiconductor companies of comparable size; (iii) changes in applicable Laws, GAAP or IFRS applicable to the Company; or (iv) compliance by the Company with the express terms of this Agreement or the failure by the Company to take any action that is expressly prohibited by this Agreement (it being agreed and understood that any Change resulting from, relating to or arising out compliance by the Company with its obligations pursuant to Section 6.1(a) hereof shall not be excluded from a determination of a Material Adverse Effect). For the avoidance of doubt, a material breach by Micron or Micron Semiconductor Asia Pte., Ltd. of any Supply Agreement shall not be taken into account when determining whether a Material Adverse Effect has occurred or may, would or could occur.
“Micron Share Purchase Agreement” means that certain share purchase agreement between Micron, on the one hand, and Nanya Technology Corporation, on the other hand, dated as of December 14, 2015.
“Micron Share Purchase Closing” has the meaning ascribed to the term “Closing” in the Micron Share Purchase Agreement.
“Mutual NDA” means the Micron-Inotera Mutual Nondisclosure Agreement entered into by Micron and the Company as of January 17, 2013, as amended.
“Order” means any writ, judgment, decree, award, ruling, injunction, directive or similar order of any Governmental Entity, and any award or order of any arbitrator to the extent enforceable by a Governmental Entity, in each case whether preliminary or final.
“Patents” means patents and patent applications worldwide, including continuation, divisional, continuation-in-part, re-examination, or reissue patent applications and patents issuing thereon.
“Permitted Liens” means (i) liens for Taxes and other similar governmental charges and assessments which are not yet due, (ii) liens of landlords and liens of carriers, warehousemen, mechanics and materialmen and other like liens arising in the ordinary course of business consistent with past practice for sums not yet due, (iii) security given in the ordinary course of business consistent with past practice to any public utility, Governmental Entity or other statutory or public authority having jurisdiction over the Company or the U.S. Subsidiary and (iv) Liens created under the Syndicated Loan that are described in Section 1.1 of the Company Disclosure Letter.
“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including any Governmental Entity.
“Personal Information” means, in addition to all information defined or described as “personal information,” “personally identifiable information,” “PII,” or similar term in any privacy policy or other public-facing statement of the Company or the U.S. Subsidiary, all information regarding or capable of being associated with an individual consumer or device, including: (i) information that identifies, could be used to identify or is otherwise identifiable with an individual or a device, including name, physical address, telephone number, email address, financial account number, government-issued identifier (including social security number and driver’s license number), medical, health or insurance information, gender, date of birth, educational or employment information, religious or political views or affiliations, marital or other status, photograph, face geometry, or biometric information, and any other data used or intended to be used to identify, contact or precisely locate an individual; (ii) any data regarding an individual’s activities online or on a mobile device or other application (e.g., searches conducted, web pages or content visited or viewed), whether or not such information is associated with an identifiable individual; and (iii) internet protocol addresses or other persistent identifiers. Personal Information may relate to any individual, including users of internet and device applications who view or interact with the Company or the U.S. Subsidiary, or a current, prospective or former customer, employee or vendor of any Person. Personal Information includes information in any form, including paper, electronic and other forms.
“Registered Intellectual Property” means Patents, registered Copyrights and pending applications for copyright registration, registered Trademarks and pending applications for trademark registration, and maskworks.
“Release” means any actual or threatened release, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, abandonment, disposing or allowing to escape or migrate into or through the environment (including, without limitation, ambient air (indoor or outdoor), surface water, groundwater, land surface or subsurface strata or within any building, structure, facility or fixture).
“Service Provider” means (i) any holder of 1% or more of the Shares outstanding as of December 14, 2015, (ii) any of such holder’s Affiliates and (iii) any other Person related to such holder or such Affiliate, in each case that provided ongoing services to the Company on or prior to December 14, 2015. Without limiting the generality of the foregoing, each of the following shall be deemed a Service Provider: Nanya Technology Corporation, Nan Ya Plastics Corporation, Hwa-Ya Power Corporation, Formosa Technologies Corporation, and Formosa Sumco Technology Corporation.
“Shares” means all of the issued and outstanding shares of common stock of the Company, par value NT$10 per share.
“Subsidiary” means, with respect to any Person, any other Person of which stock or other equity interests having ordinary voting power to elect more than twenty-five percent (25%) of the board of directors or other governing body are owned, directly or indirectly, by: (i) such first Person, (ii) such first Person and one or more of its Subsidiaries, or (iii) one or more Subsidiaries of such first Person.
“Supply Agreements” means collectively the 2015 Supply Agreement dated February 10, 2015 and the 2016 Supply Agreement dated February 10, 2015, by and among the Company, Micron and Micron Semiconductor Asia Pte., Ltd., together with any subsequent amendments thereto, each a “Supply Agreement”.
“Tax,” “Taxation,” or, collectively, “Taxes” means (i) any and all taxes, assessments and other similar charges, withholdings, duties, impositions, installments and Liabilities imposed by or on behalf of or payable to any Governmental Entity, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, capital and value added, goods and services, ad valorem, transfer (including real estate transfer), franchise, withholding, payroll, recapture, employment,, ICA, excise and property taxes as well as public imposts, fees and social security charges (including health, unemployment, workers’ compensation and pension insurance), together with all interest, penalties and additions imposed with respect to such amounts, (ii) any liability for the payment of any amounts of the type described in clause (i) above as a result of being or having been a member of an affiliated, consolidated, combined, unitary, fiscal unity or similar group for any period, and (iii) any liability for the payment of any amounts of the type described in clauses (i) or (ii) above as a result of any express or implied obligation to indemnify any other person or as a result of any obligation under any agreement or arrangement with any other person with respect to such amounts and including any liability for taxes of a predecessor or transferor or otherwise by operation of Law.
“Tax Relief” means any allowance, credit, deduction, exemption or set-off in respect of any Tax or relevant to the computation of any income, profits or gains for the purposes of any Tax, or any repayment of or saving of Tax (including any repayment supplement or interest in respect of Tax), and any reference to the use or set off of Tax Relief shall be construed accordingly and shall include use or set off in part and any reference to the loss of a Tax Relief shall include the absence, non-existence or cancellation of any such Tax Relief, or to such Tax Relief being available only in a reduced amount.
“Tax Returns” means returns, estimates, amendments, information statements, elections, forms, transfer pricing or other technical studies and reports, and any attachments, appendices or addenda thereto relating to any and all Taxes, and including any workpapers or other documents upon which any of the foregoing are based.
“Trade Secrets” means confidential know-how, inventions, discoveries, concepts, ideas, methods, processes, designs, formulae, technical data, source code, drawings, specifications (including logic specifications), data bases, data sheets, customer lists, customer data and other confidential information that constitute trade secrets under applicable Law, in each case excluding any rights in respect of any of the foregoing that comprise Copyrights or Patents.
“Trademarks” means trademarks and registrations and applications therefor.
“Unvested Company Options” means any Company Stock Options that are unvested immediately prior to Closing.
“U.S. Subsidiary” means Inotera Memories, Inc., USA, a company incorporated and in existence under the laws of the State of Delaware, United States of America, and a direct, wholly owned Subsidiary of the Company.
“Vested Company Options” means Company Stock Options that are not Unvested Company Options.

In addition to the terms defined above, the terms listed below are defined in the sections set forth opposite such defined term.

Acquisition Proposal	Section 6.3(e)
Adverse Recommendation Change	Section 6.3(d)
Agreement	Preamble
Antitrust Laws	Section 4.4(b)
Appraisal	Section 3.5
Arbitrable Dispute	Section 9.6(a)
Banking Chops	Section 4.24
Books and Records	Section 4.23
Buyer	Preamble
Buyer Material Adverse Effect	Section 5.1(b)
CAA	Section 9.6(b)
Closing	Section 2.2
Company	Preamble
Company Act	Section 3.5
Company Balance Sheet	Section 4.6
Company Board	Recitals
Company Board Determination	Recitals
Company Disclosure Documents	Section 4.5(a)
Company Disclosure Letter	Article IV
Company Financial Statements	Section 4.5(c)
Company In Licenses	Section 4.16(j)
Company IP Licenses	Section 4.16(l)
Company Out Licenses	Section 4.16 (l)
Company Patent Licenses	Section 4.16(k)
Company Permits	Section 4.8(c)
Company Registered Intellectual Property	Section 4.16(f)
Company Shareholder Approval	Section 4.3
Company Shareholders Meeting	Section 6.4(a)
Consideration	Section 3.1(a)
Dissenting Shares	Section 3.5
Dissenting Shareholder	Section 3.5
Effective Date	Preamble
Framework Agreement	Recitals
FSC	Section 4.4(b)
Governmental Entity	Section 4.4(b)

Law	Section 4.4(a)
Lease Agreements	Section 4.17(b)
Leased Real Property	Section 4.17(b)
M&A Act	Recitals
Material Contract	Section 4.13(a)
Micron	Recitals
Micron Financing	Section 6.6(d)
MOPS	Section 4.5(a)
Notification	Section 6.4(a)
Occupied Real Property	Section 4.17(a)
Option Real Property	Section 4.17(a)
Outside Date	Section 8.1(e)
Owned Real Property	Section 4.17(a)
Parent	Preamble
Parties	Preamble
Party	Preamble
Patent Transferee(s)	Section 6.13
Payment Fund	Section 3.3(a)
Pre-Closing Period	Section 6.1(a)
Real Property	Section 4.17(b)
Representatives	Section 6.3(b)
Required Financial Statements	Section 6.6(e)
ROC	Preamble
SEC	Section 6.6(e)
Service Contract	Section 6.1(c)
Share Swap	Recitals
Share Swap Record Date	Section 2.2
Significant Supplier	Section 4.22
Stock Agent	Section 3.3(a)
Syndicated Loan	Section 4.12
Transition Services	Section 6.6(c)
Transition Services Agreement	Section 6.6(c)
TSE	Section 4.4(b)
Voting and Support Agreements	Recitals

Section 1.2    Interpretation. When a reference is made in this Agreement to a Section, Article, Schedule or Exhibit, such reference shall be to a Section, Article, Schedule or Exhibit of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement or in any Schedule or Exhibit are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Any capitalized terms used in any Schedule or Exhibit but not otherwise defined therein shall have the meaning set forth in this Agreement. All Schedules and Exhibits annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein unless otherwise indicated. The words “include,” “includes” and “including” and words of similar import when used in this Agreement will mean “include, without limitation,” “includes, without limitation” or “including, without limitation,” unless otherwise specified.

ARTICLE II
THE SHARE SWAP

Section 2.1    The Share Swap. Upon the terms and subject to the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in this Agreement and in accordance with applicable Law, at the Share Swap Record Date (as defined in Section 2.2), the Company shall be acquired by Buyer to become a wholly-owned Subsidiary of Buyer.

Section 2.2    Closing. The closing of the Share Swap (the “Closing”) shall take place at 10:00 a.m. local time, as soon as practicable but in no event later than five (5) Business Days following the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of those conditions), at the offices of Jones Day at 8F, No. 2 Tun Hwa S. Rd., Sec. 2, Taipei, unless another date, time or place is agreed to in writing by Buyer and the Company. The date and time at which the Closing occurs is referred to in this Agreement as the “Share Swap Record Date,” provided, however, that the Share Swap Record Date shall be after July 6, 2016. Subject to all terms and conditions contained in this Agreement, the Parties tentatively expect the Share Swap Record Date to occur on or around July 15, 2016.

Section 2.3    Capital. Upon the execution of this Agreement, the authorized capital and the paid-in capital of Buyer is NT$500,000; and the authorized capital and the paid-in capital of the Company is NT$80,000,000,000 and NT$65,602,860,000 respectively.

Section 2.4    Effects of the Share Swap. The Share Swap shall have the effects set forth in this Agreement and in the relevant provisions of applicable Law.

Section 2.5    Articles of Incorporation; Share Capital.

(a)    On or prior to the Share Swap Record Date, the articles of incorporation of Buyer shall be amended to reflect the items that are attached on Exhibit B.

(b)    The Company’s articles of incorporation in effect as of the Effective Date shall be the articles of incorporation of the Company on the Share Swap Record Date, unless subsequently further amended.

(c)    Unless otherwise amended pursuant to this Agreement, details of the share capital of the Buyer and the Company on the Share Swap Record Date are as set forth on Exhibit C.

Section 2.6    Directors and Supervisors. The directors and supervisors of Buyer immediately prior to the Closing shall remain unchanged as a result of the Closing until the earlier of their resignation or removal or until their respective successors are duly elected and qualified. Upon Closing, the directors and supervisors of the Company shall be discharged and replaced by such Persons as Buyer may designate, in its sole discretion, for a new term of office.

Section 2.7    Changes to the Share Swap Parties. If there is any change to the parties involved in the Share Swap approved by the Parties in accordance with Section 8.4, Buyer and the Company will cooperate to take appropriate corporate actions in response to such change.

ARTICLE III
CONSIDERATION; PAYMENT

Section 3.1    Consideration.

(a)    Subject and pursuant to the terms of this Agreement, each Share issued and outstanding immediately prior to the Share Swap Record Date (other than Shares to be cancelled in accordance with Section 3.1(b) and/or Section 3.5) shall, upon the Share Swap Record Date, be transferred to and in the name of Buyer and against such transfer to Buyer thereafter represent the right to receive NT$30 in cash, without interest, and subject to deduction for any required withholding Tax (the “Consideration”).

(b)    Each Share held in the treasury of the Company immediately prior to the Share Swap Record Date shall automatically be canceled and retired, and shall cease to exist, and no consideration shall be delivered in exchange therefor.

Section 3.2    Treatment of Options.

(a)    Vested Options. Upon the Closing on the Share Swap Record Date, each Vested Company Option shall terminate and be cancelled, and the holder of such Vested Company Option shall be entitled to receive from the Company, promptly following the Share Swap Record Date, (i) a cash payment (subject to all applicable deductions and withholding) equal to (A) the product of (1) the number of Shares that were issuable upon exercise of such Vested Company Option immediately prior to the Closing multiplied by (2) the excess, if any, of (x) the Consideration over (y) the per share exercise price for the Shares that would have been issuable upon exercise of such Vested Company Option immediately prior to the Closing (with the understanding that, for purposes of this clause, if there are different exercise prices for different Vested Company Options held by the same holder, separate calculations shall be made for each exercise price).

(b)    At Closing, each Unvested Company Option shall terminate and be cancelled, and the holder of such Unvested Company Option shall be entitled to receive a cash payment from the Company (subject to all applicable deductions and withholding) equal to the product of (i) the number of Shares that would be issuable upon exercise of such Unvested Company Option immediately prior to Closing multiplied by (ii) the excess, if any, of (A) the Consideration over (B) the per share exercise price for the Shares that would have been issuable upon exercise of such Unvested Company Option immediately prior to Closing (with the understanding that, for purposes of this clause, if there are different exercise prices for different Unvested Company Options held by the same holder, separate calculations shall be made for each exercise price). As to any Unvested Company Option, the consideration issuable upon termination of such Unvested Company Option in the Share Swap shall be retained by the Company and be subject to the same restrictions and vesting arrangements that were applicable to such Unvested Company Option immediately prior to or at the Closing.

Section 3.3    Payment.

(a)    At or prior to the Share Swap Record Date, Buyer shall (and Parent shall cause Buyer to) deliver or cause to be delivered to the Company’s stock agent, or, at Buyer’s sole discretion, to another stock agent designated by Buyer (the “Stock Agent”), in trust for the benefit of the shareholders of the Company, cash in an amount sufficient to pay the aggregate Consideration (the “Payment Fund”). The Stock Agent shall make payments of the aggregate Consideration out of the Payment Fund in accordance with this Agreement. The Payment Fund shall not be used for any purpose other than to fund payments due hereunder. Except as provided in Section 3.4, Buyer shall pay all charges and expenses, including those of the Stock Agent, incurred in connection with the payment of the Consideration and other amounts contemplated by this Article III.

(b)    As soon as reasonably practicable on or after the Share Swap Record Date, Buyer shall cause the Stock Agent to pay the Consideration to each holder of record of Shares represented by book-entry that, immediately prior to the Share Swap Record Date, represented outstanding Shares that were converted into the right to receive the Consideration. After paying the Consideration pursuant to this Section 3.3(b), the Stock Agent shall apply with the Taiwan Depository & Clearing Corporation to transfer the Shares to the name of Buyer. The Consideration shall be paid to the Person whose name is registered as the holder of the Shares.

(c)    Any portion of the Payment Fund (and any interest or other income earned thereon) that remains undistributed to the holders of Shares (other than Dissenting Shares) one year after the Share Swap Record Date shall be delivered to Buyer upon demand, and any holders of Shares (other than Dissenting Shares) who have not theretofore complied with this Article III shall thereafter look only to Buyer, as general creditor, for payment of the Consideration with respect to such Shares, without interest. In the event that the Payment Fund is insufficient to make the payments contemplated by this Agreement, Parent shall, or shall cause Buyer, promptly to deposit additional funds with the Stock Agent in an amount which is equal to the deficiency in the amount required to make such payment. The Payment Fund will not be used for any purpose not expressly provided for in this Agreement.

Section 3.4    Withholding Rights. Buyer shall be entitled to deduct and withhold from the consideration otherwise payable to any holder of the Shares pursuant to this Agreement such amounts as may be required to be deducted and withheld pursuant to applicable Law in respect of Taxes. To the extent that amounts are so withheld and paid over to the appropriate taxing authority by Buyer (through the Stock Agent), such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. The Stock Agent shall make available, upon request by any seller of Shares, all receipts of payment of the foregoing amounts withheld and treated as having been paid to such seller.

Section 3.5    Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, Shares issued and outstanding immediately prior to the Share Swap Record Date that are held by any holder who has, either prior to or during the Company Shareholders Meeting, objected in writing, or objected orally (which objection has been recorded by the Company), to waive its voting right and who is entitled to demand and properly demands the Company to buy back Shares of such holder at the fair market price (the “Appraisal”) pursuant to, and who complies in all respects with, the M&A Act and the ROC

Company Act (“Company Act”) (such Shares, “Dissenting Shares” and the holder of Dissenting Shares, a “Dissenting Shareholder”) shall not have the right to receive any portion of the Consideration, unless and until such Dissenting Shareholder shall have failed to perfect, or, to the extent permitted by applicable Law, until such holder shall have effectively withdrawn or lost, such holder’s right to Appraisal under applicable Law. Dissenting Shares shall be treated in accordance with the M&A Act and the Company Act. Immediately after the Company Shareholders Meeting, the Company shall promptly notify Buyer of any demands for Appraisal of any Shares, attempted withdrawals of such notices or demands and any other instruments received by the Company relating to rights to Appraisal, and Buyer shall have the right to participate in all negotiations and proceedings with respect to such demands. Prior to the Share Swap Record Date, the Company shall not, without the prior written consent of Buyer (which consent shall not be unreasonably withheld or delayed), make any payment with respect to, settle or offer to settle, or approve any withdrawal of any such demands; provided, however, that if the Company notifies Buyer but Buyer fails to either provide its consent or raise its objection within five (5) Business Days after notice by the Company, then the Company shall have the right to make any payment with respect to, settle or offer to settle, or approve any withdrawal of any such demands, in each case at a per Share price up to but not more than the Consideration. Notwithstanding anything to the contrary herein, the consummation of the Share Swap shall take place on the date of the Closing irrespective of whether (i) the Company and any Dissenting Shareholder have reached an agreement on the buy back of the Dissenting Shares, (ii) there is any on-going Legal Proceeding between the Company and any Dissenting Shareholder related to buy back of Dissenting Shares, and (iii) the Company has yet to buy back any and all Dissenting Shares.

Section 3.6    Adjustment of Consideration.

(a)    In the event that the Company changes or establishes a record date for changing the number of Shares issued and outstanding as a result of a stock split, stock dividend, recapitalization, subdivision, reclassification, combination or similar transaction with respect to the outstanding Shares (other than any issuance of Shares pursuant to exercise of any vested options outstanding under the Company Equity Plans) and the record date therefor shall be prior to the Share Swap Record Date, the Consideration and any other calculations based on or relating to Shares shall be appropriately, equitably and proportionately adjusted in light of such stock split, stock dividend, recapitalization, subdivision, reclassification, combination or similar transaction.

(b)    Prior to the Share Swap Record Date, and in the event of (i) a Change in the Company’s financial or business conditions that has a Material Adverse Effect, (ii) except for any transaction expressly contemplated by this Agreement (including the transaction contemplated by Section 6.13 hereof) between the Effective Date and the Share Swap Record Date, the Company disposes any of its major assets materially and adversely affecting its financial or business conditions, or (iii) a Governmental Entity prescribes that an adjustment to the Consideration shall be made, or an adjustment to the Consideration is necessary in order to obtain the relevant approvals from such Government Entity, then at Buyer’s sole discretion and election, the Buyer and Company may engage in good faith discussions to appropriately adjust the Consideration.

(c)    Any of the adjustments contemplated by this Section 3.6, if agreed by the Company and Buyer after the date of the Company Shareholder Approval, may be approved by the respective Board of Directors of the Company and Buyer without again requiring the approval by their respective shareholders meetings.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure letter dated as of the Effective Date and delivered by the Company to Parent and Buyer prior to the execution and delivery of this Agreement (the “Company Disclosure Letter”), which expressly identifies the Section (or, if applicable, subsection) to which such exception relates (it being understood and hereby agreed that any disclosure in the Company Disclosure Letter relating to one Section or subsection shall also apply to any other Sections and subsections if and to the extent that it is reasonably apparent on the face of such disclosure (without reference to the underlying documents referenced therein) that such disclosure also relates to such other Sections or subsections), the Company represents and warrants to Parent and Buyer as follows:
Section 4.1    Organization, Standing and Power.

(a)    The Company (i) is a company duly organized and validly existing under the Laws of the ROC, (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary.

(b)    Except for the U.S. Subsidiary, the Company currently has no, and at no time since its formation has had any, Subsidiaries, and has no equity interest in, or any interest convertible into or exchangeable or exercisable for any equity interest in, any other entity. The U.S. Subsidiary (i) is a company duly organized and validly existing under the Laws of the State of Delaware, United States of America, (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary. All of the outstanding share capital of the U.S. Subsidiary is validly issued, fully paid and nonassessable and all such shares are owned beneficially and of record by the Company free and clear of all Liens.

(c)    The Company has made available to Buyer copies of its and the U.S. Subsidiary’s organizational documents, as currently in effect, including any amendments thereto through the Effective Date. Neither the Company nor the U.S. Subsidiary is in violation of any of the charter or organizational documents of such entity.

Section 4.2    Capital Stock.

(a)    The authorized share capital of the Company as of the Effective Date is NT$80,000,000,000. As of the Effective Date, there are (i) 6,560,286,000 Shares issued and outstanding and (ii) no shares of preferred stock of the Company issued or outstanding. Each of the outstanding shares of capital stock or other equity interests of the Company is, and the shares of capital stock that may be issued pursuant to Company Stock Options will be (when issued in accordance with the terms thereof), duly authorized, validly issued, fully paid and nonassessable and free of, and not in violation of, any preemptive rights.

(b)    As of the Effective Date, (A) there are not any outstanding or authorized (1)  securities convertible into or exchangeable for shares of capital stock or voting securities of the Company or (2)  options, calls, warrants, pre-emptive rights, anti-dilution rights or other rights, rights agreements, shareholder rights plans, agreements, arrangements or commitments of any kind relating to the issued or unissued capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company, (B) there are no outstanding obligations of the Company to repurchase, redeem or otherwise acquire any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company, (C) the Company has not issued, sold or granted phantom stock or other contractual rights the value of which is determined in whole or in part by the value of any capital stock of the Company and there are no outstanding stock appreciation rights issued by the Company with respect to the capital stock of the Company, (D) there are no voting trusts or other agreements or understandings to which the Company or any of its officers and directors is a party with respect to the voting of capital stock of the Company (other than the Voting and Support Agreements), and (E) there are no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which the shareholders or other equity holders of the Company may vote.

(c)    There are no outstanding options or warrants to purchase Shares that were issued other than pursuant to any Company Equity Plan.

(d)    The Company holds no treasury shares as of the Effective Date.

(e)    The Company has provided Buyer with a complete and correct list as of the Effective Date of each outstanding Company Stock Option, including the date of grant, exercise price, vesting schedule and number of Shares subject thereto. All grants of Company Stock Options were validly issued and properly approved by the Company Board (or a committee thereof) in accordance with the terms of the applicable Company Equity Plan and applicable Law, including the ROC Securities and Exchange Law and the applicable regulations thereunder.

(f)    Neither the Company nor the U.S. Subsidiary has agreed or is obligated to, directly or indirectly, make any future investments in or capital contribution or advance to any Person (other than in or to the Company or the U.S. Subsidiary).

Section 4.3    Authority. The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject, in the case of the Share Swap, to the adoption and approval of this Agreement and the Share Swap by the shareholders of the Company in accordance with applicable Law (the “Company Shareholder Approval”), to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to approve this Agreement or to consummate the transactions contemplated hereby, subject, in the case of the consummation of the Share Swap, to obtaining the Company Shareholder Approval. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Buyer, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity). The Company Board, at a meeting duly called and held, has approved and declared advisable and in the best interests of the Company and its shareholders this Agreement and the transactions contemplated hereby and adopted this Agreement and approved the Share Swap and the other transactions contemplated hereby in accordance with the provisions of applicable Law, which resolutions have not been rescinded, modified or withdrawn in any way.

Section 4.4    No Conflict; Consents and Approvals.

(a)    The execution, delivery and performance of this Agreement by the Company, and the consummation by the Company of the transactions contemplated hereby, do not and will not (i) conflict with or violate the articles of incorporation, bylaws and other charter or organizational documents of the Company, (ii) assuming that all consents, approvals and authorizations contemplated by clauses (i) through (iv) of Section 4.4(b) below have been obtained and all filings described in such clauses have been made, conflict with or violate any statute, law, ordinance, rule, regulation, Order, judgment or decree (including all statutes, laws, ordinances, rules, regulations, Orders, judgments and decrees with respect to Taxes) (collectively, “Law”) or any settlement, injunction or award of any Governmental Entity, in each case that is applicable to the Company or by which any of its properties are bound, (iii) require notice to or the consent of any Person under, result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default), or impair the Company’s rights or alter the rights or obligations of any third party under, or give to any third party any rights of termination, amendment, payment, acceleration or cancellation of, or result in the creation of a Lien on any of the properties or assets (including intangible assets) of the Company or the U.S. Subsidiary pursuant to, any permit, franchise or Contract to which the Company or the U.S. Subsidiary is a party or by which the Company or the U.S. Subsidiary or its or any of their respective properties is bound or affected, or (iv) give rise to or result in any Person having, or having the right to exercise, any preemptive rights, rights of first refusal, rights to acquire or similar rights with respect to any capital stock of the Company, the U.S. Subsidiary or any of their respective assets or properties, except in the case of the preceding clauses (iii) and (iv) as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)    The execution, delivery and performance of this Agreement by the Company, and the consummation by the Company of the transactions contemplated hereby, do not and will not require any consent, approval, Order, license, authorization or permit of, action by, filing, registration or declaration with or notification to, any governmental or regulatory (including stock exchange) authority, agency, court, commission or other governmental body (each, a “Governmental Entity”), except for (i) such filings as required under applicable securities and corporation Laws, (ii) the filings required under the applicable requirements of antitrust or other competition Laws, investment Laws relating to foreign ownership, and all other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition (“Antitrust Laws”), (iii) such filings as are necessary to comply with the applicable requirements of the ROC Financial Supervisory Commission (the “FSC”) and the Taiwan Stock Exchange Corp. (“TSE”), and (iv) any other consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 4.5    Certain Information.

(a)    None of the documents required to be filed by the Company with the FSC, disclosed at the Market Observation Post System (“MOPS”), or required to be distributed or otherwise disseminated to the Company’s shareholders by the Company in connection with the transactions contemplated by this Agreement (the “Company Disclosure Documents”) will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading in the case of any Company Disclosure Document, at the time of the filing of such Company Disclosure Document or any supplement or amendment thereto and at the time of any distribution or dissemination thereof. The Company Disclosure Documents will comply in all material respects with the requirements of applicable Laws.

(b)    As of the Effective Date, there are no material outstanding or unresolved written comments from the FSC or the TSE with respect to the Company Public Reports. The Company has filed all Company Public Reports on a timely basis. As of their respective filing dates, or, if applicable, as of the time of their most recent amendment, the Company Public Reports (i) complied in all material respects with the requirements of applicable Laws and (ii) did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.

(c)    Each of the financial statements (including the related notes) of the Company included in the Company Public Reports (collectively, the “Company Financial Statements”) (i) complied at the time it was filed as to form in all material respects with the applicable accounting requirements and rules and regulations of the FSC with respect thereto in effect at the time of such filing; (ii) was prepared in accordance with IFRS applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto); and (iii) fairly presented in all material respects the consolidated financial position of the Company and the U.S. Subsidiary as of the respective dates thereof and the consolidated results of operations and cash flows for the respective periods then ended (subject, in the case of unaudited statements, to normal year-end adjustments, none of which either individually or in the aggregate will be material in any amount).

Section 4.6    No Undisclosed Liabilities. Except as reflected in the Company’s audited balance sheet as at June 30, 2015 (the “Company Balance Sheet”), neither the Company nor the U.S. Subsidiary has any Liabilities, other than (i) Liabilities incurred since the date of the Company Balance Sheet in the ordinary course of business consistent with past practice, (ii) Liabilities under this Agreement or incurred in connection with the transactions contemplated hereby and (iii) Liabilities that, individually and in the aggregate, have not had, and would not reasonably be expected to have, a Material Adverse Effect.

Section 4.7    Absence of Certain Changes. Since the date of the Company Balance Sheet through the Effective Date, (a) the Company has conducted its business in the ordinary course of business consistent with past practice and, (b) there has not occurred (i) any Material Adverse Effect or (ii) any action or event that would have required the consent of Micron pursuant to Section 6.1 had such action or event occurred after the date of this Agreement.

Section 4.8    Compliance with Laws; Permits.

(a)    The Company and the U.S. Subsidiary are in compliance with, and are not in default under or violation of (and have not received any notice of material non-compliance, default or violation with respect to), any Law applicable to the Company or the U.S. Subsidiary or by which any of their respective properties is bound, except for such non-compliance, defaults and violations that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)    The Company and the U.S. Subsidiary are in compliance with, and are not in default under or violation of (and have not received any notice of material non-compliance, default or violation with respect to), all export control Laws applicable to the Company or the U.S. Subsidiary. Neither the Company nor the U.S. Subsidiary conducts business with Persons in or within Cuba, Iran, North Korea, Sudan or Syria.

(c)    The Company and the U.S. Subsidiary hold all permits, licenses, easements, variances, exemptions, consents, certificates, authorizations, registrations, Orders and other approvals from Governmental Entities that are material to the operation of the business of the Company and the U.S. Subsidiary as currently conducted, including Environmental Permits and Building Permits (collectively, the “Company Permits”). The Company Permits are in full force and effect, have not been violated in any material respect and no suspension, revocation or cancellation thereof has been threatened. No Company Permit shall cease to be effective as a result of the consummation of the transactions contemplated by this Agreement. To the Company’s knowledge, no circumstances exist which could cause any material Company Permit to be revoked, modified or rendered non-renewable upon payment of the permit fee.

Section 4.9    Legal Proceedings; Orders. There are no material Legal Proceedings (other than Legal Proceedings arising from or relating to the Share Swap or any of the other transactions contemplated by this Agreement), pending, or to the knowledge of the Company, threatened, against the Company or the U.S. Subsidiary or any of their respective directors, officers, representatives, properties or assets. Neither the Company nor the U.S. Subsidiary is subject to any outstanding judgment, Order, injunction, ruling or decree of any Governmental Entity that would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement. There has not been nor are there currently (nor, to the knowledge of the Company, are there currently contemplated to be) any internal investigations or inquiries being conducted by the Company, the Company Board (or any committee thereof) or any third party at the request of any of the foregoing concerning any financial, accounting, tax, conflict of interest, self-dealing, fraudulent or deceptive conduct or other misfeasance or malfeasance issues.

Section 4.10    Certain Business Practices. Since the date five (5) years prior to the Effective Date, none of the Company, the U.S. Subsidiary, nor any director, officer or employee of the Company or the U.S. Subsidiary, and, to the knowledge of the Company, no agent, distributor, consultant, or other Person associated with or acting for or on behalf of the Company or the U.S. Subsidiary, has directly or indirectly: (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity; (b) given, offered or promised, or authorized to give, any money or other thing of value (except for payments permitted by applicable Law) to any foreign or domestic government official or to any foreign or domestic political party or candidate for the purpose of obtaining or retaining business, inducing such official, party or candidate to do or omit to do an act in violation of any applicable legal duty, or to otherwise secure an improper advantage; (c) made any other unlawful payment to any Person or otherwise violated any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.K. Bribery Act 2010, or any other similar applicable anti-corruption or anti-bribery Laws; or (d) established or maintained any fund or asset that has not been recorded in the Books and Records made available to Buyer. Since the date five (5) years prior to the Effective Date, (i) each of the Company and the U.S. Subsidiary has maintained and currently maintains sufficient internal controls and compliance programs to detect and prevent violations of applicable anti-bribery and anti-corruption Laws; (ii) the Books and Records accurately and fairly reflect, in reasonable detail, all transactions and dispositions of funds or assets; and (iii) there have been no false or fictitious entries made in the Books and Records relating to any illegal payment or secret or unrecorded fund.

Section 4.11    Restrictions on Business Activities. Other than existing Contracts between Micron and its Affiliates, on the one hand, and the Company, on the other hand, neither the Company nor the U.S. Subsidiary is party to, and no asset of the Company or the U.S. Subsidiary that is material to the Company and the U.S. Subsidiary, taken as a whole, is bound by, any Contract, Order, writ, injunction, judgment or decree that: (a) restricts in any material respect or prohibits the Company or the U.S. Subsidiary from: (i) competing with any other Person; (ii) acquiring any product or other asset or any services from any other Person; (iii) developing, selling, supplying, distributing, offering, supporting or servicing any product, technology or other assets to or for any other Person; (iv) performing services for any other Person; or (v) engaging in a material aspect of the Company’s business anywhere in the world, with any Person, or during any period of time; (b) grants a right of first refusal, first offer or similar right with respect to a material asset or material aspect of the Company’s business; or (c) will or purports to restrict or prohibit in a material respect Parent, Buyer or their respective Affiliates’ (other than the Company or the U.S. Subsidiary) from engaging in any business that they would otherwise have been permitted to engage in absent the consummation of the Share Swap.

Section 4.12    Indebtedness. As of the Effective Date, the Company’s Syndicated Loan Agreement dated May 11, 2015 (the “Syndicated Loan”), remains in full force and effect, with NT$8,600,000,000 principal amount outstanding and NT$7,000,000,000 of undrawn commitments available thereunder. Other than the Syndicated Loan, neither the Company nor the U.S. Subsidiary has outstanding any bonds, debentures, notes or other similar debt obligations with any Person.

Section 4.13    Contracts.

(a)    Except for any Contract to which Micron (or any of its Subsidiaries, other than the Company) is a party, neither the Company nor the U.S. Subsidiary is party to or bound by any Contract:

(i)    that would be required to be disclosed by the Company on the MOPS and/or in its annual reports;

(ii)    other than the Syndicated Loan that (A) is an indenture, credit agreement, loan agreement, security agreement, guarantee, note, mortgage or other agreement providing for indebtedness for borrowed money or (B) creates any obligation under any interest rate, currency or commodity derivatives or hedging transaction;

(iii)    under which the Company or the U.S. Subsidiary (A) is a lessee of or holds or operates any personal property owned by any other Person, except for any lease of personal property under which the aggregate annual rental payments do not exceed NT$30,000,000 or (B) (1) is a lessor of or (2) permits any Person to hold, operate or occupy any property, real or personal, owned or controlled by the Company or the U.S. Subsidiary, except, in the case of clause (B), for any Contract providing for payments to the Company or the U.S. Subsidiary of less than NT$30,000,000 per year;

(iv)    that is a Lease Agreement;

(v)    for the sale of any of its assets after the date hereof in excess of NT$300,000,000;

(vi)    relating to a joint venture, joint development, partnership, consortium or similar Contract with any third Person;

(vii)    under which the Company or the U.S. Subsidiary have made payments in excess of NT$150,000,000 in fiscal year 2015 or year to date in fiscal year 2016;

(viii)    with (A) any related Person, including with any Service Provider; provided, that for purposes of this clause (A), Contracts entered into by execution of purchase orders for less than NT$15,000,000 on standard forms that have been made available to Buyer do not need to be disclosed; or (B) with any Significant Supplier that is not a related Person or Service Provider; provided, that for purposes of this clause (B), Contracts entered into by execution of purchase orders on standard forms that have been made available to Buyer do not need to be disclosed;

(ix)    with any supplier of goods or services to the Company or the U.S. Subsidiary that is contractually exclusive or for which no reasonable commercial replacement exists;

(x)    that is a settlement, conciliation or similar agreement (A) that (1) materially restricts or imposes material obligations upon the Company or the U.S. Subsidiary or (2) materially disrupts the business of the Company or the U.S. Subsidiary as currently conducted, or (B) that would require the Company or the U.S. Subsidiary to pay consideration of more than NT$30,000,000 after the Effective Date;

(xi)    with any Governmental Entity, including any Contract providing for any grants, incentive payments or subsidies of any nature;

(xii)    that purports to grant a license to any intellectual property rights held by any upstream Affiliate of the Company (including a license that would come into effect as a result of or in connection with the consummation of the Share Swap);

(xiii)    with (A) any of the five (5) highest paid employees or officers of the Company or the U.S. Subsidiary (based on total remuneration for 2015); (B) any individual contractor or consultant who receives annual payments from the Company or the U.S. Subsidiary in excess of NT$10,000,000; and (C) any current employee, officer or director of the Company or the U.S. Subsidiary who is entitled, in connection with the transactions contemplated by this Agreement (either alone or in connection with additional or subsequent events), to a bonus, retention bonus or change in control benefits; and (D) any former employee, officer or director of the Company or the U.S. Subsidiary under which the Company or the U.S. Subsidiary has continuing obligations to such Person equal to or greater than NT$10,000,000;

(xiv)    that provides for any severance or termination pay or other compensation or benefits related to termination of employment or services to the Company or the U.S. Subsidiary, in each case in an amount or value exceeding NT$10,000,000 (including any employee compensation plan);

(xv)    any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement (either alone or in connection with additional or subsequent events);

(xvi)    (A) relating to the acquisition, issuance, voting, registration, sale or transfer of any securities, (B) providing any Person with any preemptive right, right of participation, right of maintenance or similar right with respect to any securities, or (C) providing the Company with any right of first refusal with respect to, or right to repurchase or redeem, any securities, in each case other than Contracts evidencing currently outstanding Company Stock Options granted under the Company Equity Plan (in the form or forms used by the Company and made available to Buyer);

(xvii)    providing for indemnification, contribution or any guaranty in an amount in excess of NT$30,000,000, individually or in the aggregate;

(xviii)    that may require the Company or the U.S. Subsidiary to guarantee, reimburse, pledge, defend, hold harmless or indemnify any other Person with respect to Liabilities arising out of Environmental Laws;

(xix)    that constitutes a power of attorney or other similar Contract or grant of agency entered into outside of the ordinary course of business; or

(xx)    the breach, absence or termination of which would reasonably be expected to have a Material Adverse Effect.

Each Contract disclosed or required to be disclosed pursuant to this Section 4.13, is referred to herein as a “Material Contract”.

(b)    (i) Each Material Contract is enforceable against the Company in accordance with its terms and, to the knowledge of the Company, each other party thereto, and (except as expired or terminated is in full force and effect, (ii) with respect to each Material Contract, the Company, on the one hand, and each other party thereto, on the other hand, have performed all material obligations required to be performed by it under such Material Contract and (iii) no event has occurred, and no circumstance or condition exists, that (with or without notice of lapse of time) will, or would reasonably be expected to (A) constitute a violation or breach of such Material Contract, (B) give any Person the right to accelerate the maturity or performance of such Material Contract or (C) give any Person the right to cancel, terminate or modify the terms of such Material Contract. Complete copies of each Material Contract have been made available to Buyer prior to the date hereof.

Section 4.14    Taxes.

(a)    Each of the Company and the U.S. Subsidiary has properly prepared and timely filed (or had properly prepared and timely filed on its behalf) all Tax Returns required by applicable Law to be filed by or with respect to the Company or the U.S. Subsidiary, and has timely paid in full (or had timely paid in full on its behalf) all Taxes due and payable (whether or not shown on any Tax Return). All such Tax Returns are true, correct and complete in all material respects. Each of the Company and the U.S. Subsidiary has timely deducted or withheld and paid over in full to the appropriate Governmental Entity (or had timely deducted or withheld and paid over in full on its behalf) all Taxes required to be deducted or withheld and paid over (whether or not shown on any Tax Return). Neither the Company nor the U.S. Subsidiary (A) is a party to or bound by, nor will become bound by, any closing agreement, offer in compromise, gain recognition agreement or any other agreement with any Governmental Entity, or any Tax indemnity, Tax sharing or Tax allocation agreement or arrangement with any Person, or (B) has actual or contingent liabilities for Taxes, other than (x) Taxes accrued as a liability on the Company Balance Sheet, or (y) non-delinquent Taxes incurred in the ordinary course of business since June 30, 2015 in amounts consistent with prior periods (if applicable), as adjusted for changes in Tax rates and ordinary course fluctuations in operating results. No event or circumstance has occurred that will or could give rise to (i) a Tax liability of the Company or the U.S. Subsidiary in addition to Tax that has already been paid, provided for or disclosed in the Company Financial Statements; or (ii) a diminution or loss of a Tax Relief contained in the Company Financial Statements or, to the extent that a Tax Relief is not contained in the Company Financial Statements, the diminution or loss of a Tax Relief in respect of or by reference to any moment occurring or period ending on or before the Share Swap Record Date, including in respect of any period commencing before and ending after the Closing Date the part of such period up to and including the Share Swap Record Date.

(b)    There are and have been no (i) proposed, threatened or actual assessments, audits, examinations or disputes as to Taxes or Tax Returns relating to or affecting the Company or the U.S. Subsidiary, (ii) accounting method adjustments with respect to or affecting the Company or the U.S. Subsidiary, or (iii) waivers or extensions of the statute of limitations with respect to Taxes of or with respect to the Company or the U.S. Subsidiary, other than routine Tax assessments conducted by Tax authorities in Taiwan. No issues have been raised in any Tax audits, Tax examinations or Tax disputes pertaining to or including the Company or the U.S. Subsidiary that can reasonably be expected to be raised in similar examinations following the Closing. To the knowledge of the Company, there is no basis for the assertion by a Governmental Entity of a material Tax deficiency against or with respect to the Company or the U.S. Subsidiary. None of the Company or the U.S. Subsidiary is liable for Taxes of any other Person as a transferee or successor, by Contract, by operation of Law or otherwise. None of the Tax Returns required by applicable Law is disputed and, to the knowledge of the Company, there is no indication that any such dispute will arise in the future.

(c)    Neither the Company nor the U.S. Subsidiary has engaged (or been treated as engaged) in the conduct of a trade or business or had a permanent establishment or permanent representative (as defined in any tax treaty, if a tax treaty is applicable) or other taxable presence in a jurisdiction with respect to which the required Tax Returns have not been filed. No Governmental Entity has claimed that the Company or the U.S. Subsidiary is subject to Tax in a jurisdiction in which the required Tax Returns have not been filed. Each of the Company and the U.S. Subsidiary has been properly registered for Tax purposes in its country of residence.

(d)    There are (and immediately following the Share Swap Closing Date there will be) no Liens on the assets of the Company or the U.S. Subsidiary relating to or attributable to Taxes other than Liens for Taxes not yet due and payable.

(e)    Neither the Company nor the U.S. Subsidiary will be required to include in any Taxable period (or portion thereof) beginning after the Share Swap Record Date any material amount of Taxable income attributable to income that was economically realized, but not recognized for Tax purposes, prior to the Share Swap Record Date.

(f)    The Company has made available to Buyer: (i) accurate and complete copies of all Tax Returns of the Company and the U.S. Subsidiary relating to Taxable periods ended on or after December 31, 2010; and (ii) any audit report issued by a Governmental Entity within the past three (3) years relating to any Taxes due from or with respect to the Company or the U.S. Subsidiary.

Section 4.15    Employment and Labor Matters; Employee Benefit Plans.

(a)    Section 4.15(a) of the Company Disclosure Letter sets forth a complete and accurate list of each Company Employee Plan. With respect to each Company Employee Plan, the Company has made available to Buyer a current, accurate and complete copy thereof and, to the extent applicable: (i) all plan documents, including all amendments, (ii) all related trust agreements or other funding instruments, insurance contracts and administrative contracts, (iii) the current summary plan description and other equivalent written communications by the Company or the U.S. Subsidiary to their respective employees concerning the extent of the benefits provided under each Company Employee Plan, and (iv) all correspondence with any Governmental Entity relating to any Legal Proceeding or potential Legal Proceeding in respect of a Company Employee Plan.

(b)    With respect to the Company Employee Plans:

(i)    each Company Employee Plan has been established and administered in accordance with its terms and in material compliance with applicable Laws, and all contributions required to be made under the terms of any Company Employee Plan have been timely made;

(ii)    there is no Legal Proceeding (including any investigation, audit or other administrative proceeding) by any Governmental Entity or by any plan participant or beneficiary pending, or, to the knowledge of the Company, threatened, relating to the Company Employee Plans or any fiduciaries thereof with respect to their duties to the Company Employee Plans, nor are there facts or circumstances that exist that would reasonably be expected to give rise to any such Legal Proceedings; and

(iii)    each Company Employee Plan (A) if intended to qualify for special Tax treatment, has met all requirements for such treatment, and (B) if intended to be funded and/or book-reserved, is fully funded and/or book-reserved, as appropriate, based upon reasonable actuarial assumptions, and the Company and the U.S. Subsidiary have complied with all their respective obligations with respect thereto under applicable Law.

(c)    Neither the Company nor the U.S. Subsidiary has any obligations for post-employment health or life benefits for any of their respective retired, former or current employees, except as required by Law.

(d)    Except as specifically provided herein, the consummation of the Share Swap and the other transactions contemplated hereby will not, either alone or together with any other event, (i) entitle any current or former employee, director, or independent contractor of the Company or the U.S. Subsidiary to severance pay, or (ii) accelerate the time of payment or vesting or trigger any payment or funding (whether through a grantor trust or otherwise) of compensation or benefits under, increase the amount allocable or payable under, or trigger any other material obligation pursuant to, any Company Employee Plan.

(e)    Neither the Company nor the U.S. Subsidiary is a party to, or is bound by, any collective bargaining agreement with any labor union or labor organization, or any other agreement regarding the rates of pay or working conditions of any employees. Neither the Company nor the U.S. Subsidiary is obligated under any agreement to recognize or bargain with any labor organization, representative, or union. There is no ongoing labor dispute, strike, picketing, work stoppage or lockout, organizational activity, or, to the knowledge of the Company, threat thereof, by or with respect to any employees of the Company or the U.S. Subsidiary, whether engaged in collective action or not. Each of the Company and the U.S. Subsidiary has complied in all material respects with all applicable Laws relating to wages, hours, immigration, discrimination in employment and collective bargaining and comparable labor Laws, and are not liable for any arrears of wages or any taxes or penalties for failure to comply with any of the foregoing.

Section 4.16    Intellectual Property.

(a)    All of the Company Intellectual Property Rights purported to be owned by the Company are owned exclusively by the Company, in each case free and clear of all Liens other than Permitted Liens.

(b)    The Company and the U.S. Subsidiary own or are licensed or otherwise authorized to use all material Intellectual Property Rights used in the conduct of its business as presently conducted, it being understood and agreed that the representation made in this sentence is not intended to be, and is not, a representation or warranty of any kind with respect to any infringement of any other Person’s Patent or Trademark rights. To the Company’s knowledge, immediately following the Closing, the Company will have ownership of or licenses to sufficient Intellectual Property Rights to conduct the business of the Company and the U.S. Subsidiary in the manner conducted as of Closing, without payment of any additional economic consideration to any seller of Shares or any other licensor, it being understood and agreed that the representation made in this sentence is not intended to be, and is not, a representation or warranty of any kind with respect to any infringement of any other Person’s Patent or Trademark rights. The Parties agree that this Section 4.16(b) shall be construed as if there no transfer of Patents pursuant to Section 6.13 hereof has occurred immediately prior to Closing.

(c)    Neither the Company nor the U.S. Subsidiary has transferred ownership of, or granted to any third party an exclusive license to, any Intellectual Property Rights that are or were Company Intellectual Property Rights. Following the Closing, neither the Company nor the U.S. Subsidiary has an obligation to transfer or license back to any of the sellers of Shares (other than Micron or its Subsidiaries) or to relinquish any Intellectual Property Rights or technology previously transferred or licensed by such sellers to the Company or the U.S. Subsidiary.

(d)    There is no pending Legal Proceeding before any Governmental Entity nor, to the knowledge of the Company, has any Legal Proceeding been threatened by any Person, alleging that any activities or conduct of the business of the Company or the U.S. Subsidiary infringes or will infringe, violate or misappropriate the Intellectual Property Rights of any Person. Neither the Company nor the U.S. Subsidiary has received an invitation or offer to enter into a license under any of the Intellectual Property Rights of any third party.

(e)    The Company and the U.S. Subsidiary have taken commercially reasonable steps to protect their rights in Trade Secrets in accordance with protection procedures customarily used in the Company’s industry to protect rights of like importance. Each current and former employee of the Company and/or the U.S. Subsidiary has entered into a form of employee undertaking with the Company and/or the U.S. Subsidiary containing provisions with respect to confidentiality and the assignment of inventions, and copies of the forms of each such agreement used by the Company and/or the U.S. Subsidiary have been made available to Micron. Each current and former individual consultant of the Company and/or the U.S. Subsidiary has entered into an agreement with the Company and/or the U.S. Subsidiary containing provisions with respect to confidentiality and the assignment of inventions, and copies of each such agreement used by the Company and/or the U.S. Subsidiary have been made available to Micron. Neither the Company nor the U.S. Subsidiary has received written notice of any violation of or non-compliance with proprietary information and invention assignment agreements entered into between the Company and/or the U.S. Subsidiary and their respective current or former employees or consultants.

(f)    Section 4.16(f) of the Company Disclosure Letter contains a complete and accurate list of all Registered Intellectual Property owned by or filed in the name of the Company or the U.S. Subsidiary (collectively the “Company Registered Intellectual Property”). The Company Registered Intellectual Property is valid, enforceable and subsisting (except with respect to applications), and has not expired or been cancelled or abandoned.

(g)    All Company Patents are currently in material compliance with formal legal requirements involving the payment of fees to Governmental Entities (including the payment of filing, examination and maintenance fees). No Legal Proceedings are pending before any Governmental Entity (including the United States Patent and Trademark Office or equivalent authority anywhere in the world) that involve the validity, scope or priority of the Company Intellectual Property Rights.

(h)    Neither the Company nor the U.S. Subsidiary is subject to any outstanding Order that (i) restricts in any material manner the use, transfer or licensing of any Company Intellectual Property Rights or the Company Products, or (ii) adjudges any of the Company Intellectual Property Rights, including Company Registered Intellectual Property, to be unenforceable or invalid.

(i)    To the knowledge of the Company, no software source code owned or used by the Company or the U.S. Subsidiary (other than software source code licensed to the Company by Micron or any of its Subsidiaries) of material proprietary value to the Company or the U.S. Subsidiary or their business is subject to obligations of public disclosure or distribution under any “open source license” or otherwise.

(j)    Section 4.16(j) of the Company Disclosure Letter contains a complete and accurate list of all Contracts (other than any Contracts entered into between the Company and Micron or any of Micron’s Subsidiaries) pursuant to which a third party has licensed to the Company and/or the U.S. Subsidiary any Intellectual Property Right (“Company In

Licenses”), other than (i) any license which provides for annual payments by the Company or the U.S. Subsidiary of NT$1,500,000 or less, or aggregate payments by the Company or the U.S. Subsidiary of NT$3,000,000 or less, and (ii) any perpetual, paid-up license for commonly available software programs including shrink-wrap agreements with a value of less than NT$750,000.

(k)    Section 4.16(k) of the Company Disclosure Letter contains a complete and accurate list of all Contracts (except for Contracts entered into between the Company and Micron or any of Micron’s Subsidiaries) pursuant to which the Company and/or the U.S. Subsidiary has granted, and/or has been granted, an express license to any Patent, including any patent cross-licenses (the “Company Patent Licenses”).

(l)    Section 4.16(l) of the Company Disclosure Letter contains a complete and accurate list of all Contracts pursuant to which the Company and/or the U.S. Subsidiary has granted to any Person (other than Micron or any of Micron’s Subsidiaries) any rights or licenses to any Company Intellectual Property Rights (“Company Out Licenses,” and together with the Company Patent Licenses and the Company In Licenses, the “Company IP Licenses”).

(m)    Neither the Company nor the U.S. Subsidiary is in violation of any Company IP License that is material to the business of the Company and/or the U.S. Subsidiary, nor, to the knowledge of the Company or the U.S. Subsidiary, is any other party to any Company IP License in breach thereof.

(n)    Whether by operation of law or otherwise, the consummation of the transactions contemplated hereby will not result or cause (i) the breach by the Company or the U.S. Subsidiary of any Company IP License, (ii) the termination, impairment or restriction of any right or license granted to the Company or the U.S. Subsidiary under any Company IP License, (iii) the Company or the U.S. Subsidiary to grant, or expand the scope of a prior grant, to a third party of any rights to any of the Company Intellectual Property Rights, (iv) Micron or any of its Subsidiaries granting to any third party any right to any Intellectual Property Rights owned by, or licensed to, any of them prior to the Closing, or (v) Micron or any of its Subsidiaries being bound by any material restriction on the operation or scope of their respective businesses.

(o)    Neither the Company nor the U.S. Subsidiary has committed, agreed or become obligated to license any of the Company Intellectual Property Rights to any Person as a result of any participation in an industry association, standard setting organization or similar body.

(p)    Except for the restrictions set forth under the Act Governing Relations between the People of the Taiwan Area and the Mainland Area and other applicable export control Laws of any other jurisdiction, all of the Company Intellectual Property Rights are, and following the transactions contemplated hereby shall be, freely, transferable, licensable, alienable, and exportable without the consent of, or notice to, any Governmental Entity or third party or the payment of any kind.

(q)    Section 4.16(q) of the Company Disclosure Letter contains a complete and accurate list of all Contracts, entered into by Company or the U.S. Subsidiary, pursuant to which any third party has agreed to design, manufacture, test or package any Company Product or material component thereof.

(r)    To the knowledge of the Company, there are no issues that may materially and adversely impact the Company’s or the U.S. Subsidiary’s ability to design, manufacture, have made, market, sell or otherwise distribute the Company Products as currently contemplated by the Company and/or the U.S. Subsidiary.

(s)    No government funding, facilities or resources of an educational institution or research center or funding from third parties was used in the development of any of the Company Intellectual Property Rights or Company Products. To the knowledge of the Company, no Governmental Entity, educational institution or research center has any claim or right in or to any of the Company Intellectual Property Rights or Company Products.

(t)    The IT Systems are adequate and sufficient (including with respect to working condition and capacity) for the operations of the Company and the U.S. Subsidiary. The Company and the U.S. Subsidiary (i) have taken reasonable measures to preserve and maintain the performance, security and integrity of the IT Systems (and all software, information or data stored on any IT Systems) and (ii) maintain reasonable documentation regarding all IT Systems, their methods of operation and their support and maintenance. During the two (2) year period prior to the Effective Date, (i) there has been no failure with respect to any IT Systems that has had a material and adverse effect on the operations of the Company or the U.S. Subsidiary and (ii) there has been no unauthorized access to or use of any IT Systems (or any software, information or data stored on any IT Systems).

(u)    At all times since their inception, the Company and the U.S. Subsidiary have complied in all material respects with all applicable Laws, regulatory and self-regulatory guidelines, and published interpretations by Governmental Entities of such Laws and guidelines relating to (i) the privacy of users of any website of the Company or the U.S. Subsidiary, and (ii) the collection, use, storage, retention, disclosure and disposal of any Personal Information by or on behalf of the Company or the U.S. Subsidiary. There has been no unauthorized access to, or disclosure or misuse of, Personal Information owned, purported to be owned, licensed or maintained by, or on behalf of, the Company or the U.S. Subsidiary, and the Company and the U.S. Subsidiary do take and have at all times taken all steps reasonably necessary to prevent such unauthorized access, disclosure, and misuse. No Legal Proceedings have been brought or, to the knowledge of the Company, threatened against the Company or the U.S. Subsidiary alleging a violation of any Person's privacy, personal or confidentiality rights.

Section 4.17    Real Property.

(a)    Section 4.17(a) of the Company Disclosure Letter sets forth a complete and accurate list of all (i) real property in which the Company or the U.S. Subsidiary has an ownership interest (the “Owned Real Property”), (ii) Contracts to which the Company or the U.S. Subsidiary is a party to acquire ownership of real property (the “Option Real Property”) and (iii) real property the Company or the U.S. Subsidiary currently occupies or uses, or that the Company or the U.S. Subsidiary has used or occupied during the five (5) years preceding the date hereof, other than Leased Real Property (the “Occupied Real Property”). The Company or the U.S. Subsidiary, as applicable, has (i) good and marketable title to each parcel of Owned Real Property free and clear of all Liens other than Permitted Liens, and (ii) made available to Buyer copies of each title deed for each such parcel, all underlying title documents and all title surveys in each case in the Company’s possession relating to the Owned Real Property, to the extent such documents are material to the Owned Real Property.

(b)    Section 4.17(b) of the Company Disclosure Letter sets forth a list of all Contracts for the leasing, subleasing, use (including uses covered by real property leases and subleases) or occupancy (to the extent such leasing, subleasing, use or occupancy is material to the business and operations of the Company) of all real property currently leased, subleased, used or occupied by the Company or the U.S. Subsidiary (the “Leased Real Property” and, together with the Owned Real Property and the Occupied Real Property, the “Real Property”), including all amendments, terminations and modifications thereof (the “Lease Agreements”). For purposes of this Section 4.17, the term “Real Property” includes the land and the improvements and all rights of the Company and the U.S. Subsidiary relating to the land and the improvements, including any right, title and interest of the Company or the U.S. Subsidiary in and to all of the easements, rights, privileges and appurtenances belonging or in any way appertaining to the land and the improvements. The Company or the U.S. Subsidiary, as the case may be, is in sole possession of the premises and/or Real Property leased to it pursuant to all Lease Agreements, and there are no parties in possession of the Real Property except the Company and the U.S. Subsidiary. Neither the Company nor the U.S. Subsidiary (x) has received any written notice that a security deposit or material portion thereof deposited with respect to any Lease Agreement has been applied in respect to a breach or default under any Lease Agreement that has not been re-deposited in full; (y) has further assigned, subleased, transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in the Lease Agreements; or (z) has received any written notice of breach or default of any Lease Agreement.

(c)    Neither the Company nor the U.S. Subsidiary has received any written notice from any insurance company of any defects or inadequacies in any Real Property or any part thereof which could materially and adversely affect the insurability of such property on commercially reasonable terms, nor has any written notice been given by any insurer of any such property to the Company or the U.S. Subsidiary requesting the performance of any material repairs, alterations or other work with which material compliance has not been made.

(d)    The use and operation by the Company and the U.S. Subsidiary of the Real Property complies in all material respects with (i) all applicable Laws as well as (ii) any easements, covenants or other matters of record affecting the Real Property.

(e)    There are no covenants, rights-of-way, easements or similar restrictions affecting all or any portion of the Real Property that impair the ability to use any such Real Property in the operation of the businesses of the Company or the U.S. Subsidiary as presently conducted or which would adversely affect the transferability of the Owned Real Property, except, in each case, for any such covenants, rights of way, easements or similar restrictions that, individually or in the aggregate, do not, or would not reasonably be expected to, adversely impact the business and operations of the Company or the U.S. Subsidiary with respect to any fabrication or assembly/test site in any material respect.

(f)    Neither the Company nor the U.S. Subsidiary has received any written notice of the intention of any Governmental Entity or any public or quasi-public body to condemn all or any material part of the Leased Real Property, and there are no pending, or, to the knowledge of the Company, threatened condemnation or eminent domain Legal Proceedings by any public or quasi-public body with respect to the Owned Real Property.

(g)    As of the Effective Date there exists all utilities and services reasonably required to operate the Real Property in the manner in which the Real Property is intended to be operated and in the manner in which the Real Property is currently operated including, without limitation, domestic water, process water, sewer, gas, electrical power, telephone and telecommunication lines, wastewater treatment, air emissions abatement and surface drainage systems serving the Real Property. All such utilities and services and all related infrastructure have been permitted, completed, installed and paid for.

(h)    To the knowledge of the Company, there are no material physical or mechanical defects of the Real Property including, without limitation, the structural and load-bearing components of the Real Property, roof(s), parking lot(s), paving, landscaping, plumbing, heating, air conditioning, electrical, life safety systems, and any other building systems and improvements on and in connection with the Real Property, and all such items are in good operating condition and repair and in compliance in all material respects with all applicable Laws. The Company has maintained all improvements relating to the Real Property in a good and workmanlike manner.

(i)    The Company’s employees and invitees currently have in perpetuity the right to access the Real Property by means of public roadways and/or public rights of way in the manner and locations the Real Property is accessed currently and the Company has no knowledge of any fact that such right to access will be materially and adversely impaired as a result of the Share Swap. All such public access rights comply in all material respects with all applicable Laws.
(j)    There are no unpaid real estate or brokerage commissions payable in connection with any transactions relating to the Real Property.

(k)    The Company has no knowledge of any facts, nor has the Company failed to disclose any facts, which would prevent the Company from using and operating the Real Property after the Share Swap Record Date in the manner in which the Real Property is intended to be operated and in the manner in which the Real Property is currently operated.

Section 4.18    Environmental Matters.

(a)    Condition of Property. To the knowledge of the Company, there have been no Releases (directly or indirectly) from or to any Real Property.

(b)    Hazardous Substances Activities.  To the knowledge of the Company, the Company and the U.S. Subsidiary are, and have been at all times since January 23, 2003, in compliance in all material respects with all applicable Environmental Laws.

(c)    Permits.  Except as set forth in the EHSS Status Report made available to Micron prior to the Effective Date, (i) the Company has obtained all material Environmental Permits required by any Environmental Law, and is, and at all times has been, in material compliance with, all such permits, and all such permits are in full force and effect; (ii) all Environmental Permits and/or amendments thereto, required by any Environmental Law to be obtained prior to the Closing have been obtained or will be obtained by the Company prior to the Closing; (iii) all Environmental Permits held by the Company are set forth on Section 4.18(c) of the Company Disclosure Letter and (iv) to the knowledge of the Company, no circumstances exist which could cause any material Environmental Permit to be revoked, modified, or rendered non-renewable upon payment of the applicable permit fee.

(d)    Environmental Litigation.  No Legal Proceeding (including any revocation proceeding or amendment procedure) is pending, or to the knowledge of the Company, threatened, concerning or relating to any Environmental Permit or any Hazardous Substances Activities of the Company or the U.S. Subsidiary relating to their respective businesses, or any Real Property.

(e)    Offsite Hazardous Substances Disposal.  The Company and the U.S. Subsidiary are in material compliance with all Environmental Laws that relate to the transfer or transportation of any Hazardous Substances from any of the Company’s Real Property for offsite disposal.  To the knowledge of the Company, no Legal Proceeding exists or, to the knowledge of the Company, is threatened against any disposal site or against the Company or the U.S. Subsidiary with respect to any transfer, transportation or Release of any Hazardous Substance at any disposal site that would be reasonably likely to result in material liability to the Company or the U.S. Subsidiary.
(f)    Environmental Liabilities.  Neither the Company nor the U.S. Subsidiary is conducting or funding, or is required to conduct or fund, any remedial action arising out of Environmental Laws, other than ongoing environmental health and safety activities related to the handling and disposal of Hazardous Substances in the ordinary course of business and consistent with past practices that are customary for companies engaged in the business of fabricating, assembling, testing and packaging semiconductor products.  Section 4.18(f) of the Company Disclosure Letter lists all underground storage tanks for Hazardous Substances currently existing or historically located at the Real Property.

(g)    Reports and Records.  The Company has made available to Buyer the following categories of records in the  Company’s and the U.S. Subsidiary’s possession, custody or control:  (i) all environmental audits and environmental site assessments (i.e., Phase I or Phase II reports); and (ii) any other report, document or study material to the environmental conditions of, and all material notices of non-compliance, non-routine compliance and monitoring reports for, any Real Property conducted at the request of, or otherwise in the possession of the Company or the U.S. Subsidiary. The Company has in its possession, custody and control all inventories of carbon emissions and carbon equivalent emissions performed by or on behalf of the Company or the U.S. Subsidiary.

(h)    Reporting and Disclosure. The Company has complied in all material respects with all environmental disclosure obligations imposed by applicable Law with respect to the transactions contemplated by this Agreement.

Section 4.19    Properties and Assets. The properties and assets owned or leased by the Company and currently used by the Company in the conduct of the operation of its business are adequate and sufficient, in all material respects, for the operation of the Company’s businesses as currently conducted.

Section 4.20    Product Compliance. With respect to all products supplied to Micron and its Affiliates by the Company pursuant to the Supply Agreement, the Company complies in all material respects with Micron’s Environmental Product Compliance Specification dated October 16, 2013.

Section 4.21    Insurance. Each of the Company and the U.S. Subsidiary is, and continually since their inception has been, insured against such losses and risks and in such amounts as are customary in the business in which the Company and the U.S. Subsidiary are engaged.

Section 4.22    Significant Suppliers. Section 4.22 of the Company Disclosure Letter sets forth an accurate and complete list of each supplier of goods or services to the Company who, for the year ended December 31, 2015, was one of the ten (10) largest suppliers for the Company, based on amounts paid or payable for such period (each, a “Significant Supplier”). As of the Effective Date, the Company has not received any written notice from any Significant Supplier that such supplier intends to terminate or materially modify existing Contracts with the Company.

Section 4.23    Books and Records. The minute books of the Company and the U.S. Subsidiary, all of which have been made available to Buyer, contain true, correct and complete records in all material respects of all meetings held by, and corporate action taken by, the shareholders, the Company Board (and its committees) and the shareholder and board of directors of the U.S. Subsidiary. The Company and the U.S. Subsidiary (or their respective Representatives or agents) have made and kept (and the Company has made available or provided to Buyer to the extent requested by Buyer) business records, financial books and records, personnel records, ledgers, sales accounting records, tax records and related work papers and other books and records of the Company and the U.S. Subsidiary (the “Books and Records”). The Books and Records have been maintained in accordance with sound business practices in all material respects. The minute books and other Books and Records of the Company and the U.S. Subsidiary are in the possession of the Company and the U.S. Subsidiary.

Section 4.24    Bank Accounts. Section 4.24 of the Company Disclosure Letter contains a complete and correct list of the names and locations of all banks in which the Company or the U.S. Subsidiary has accounts or safe deposit boxes, a list of all chops associated with such accounts (identifying the Person with custody of each such chop and the physical location at which such chop is kept) (such chops, the “Banking Chops”), and the names of all Persons authorized to draw thereon or to have access thereto. To the Company’s knowledge, there has been no unauthorized or illegal use of the Banking Chops by any Person.

Section 4.25    No Broker. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF PARENT AND BUYER

Each of Parent and Buyer represents and warrants to the Company as follows:
Section 5.1    Organization, Standing and Power.

(a)    Each of Parent and Buyer (i) is a corporation duly formed, validly existing and in good standing under the Laws of the jurisdiction of its incorporation, (ii) has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except for any such failures that individually or in the aggregate, have not had, and would not reasonably be expected to have, a Buyer Material Adverse Effect.

(b)    For purposes of this Agreement, “Buyer Material Adverse Effect” means any Change that, (i) individually or when taken together with all other such Changes that exist at the date of determination of the occurrence of a Buyer Material Adverse Effect, has or would reasonably be expected to have or result in a material adverse effect on the business, assets, properties, liabilities, financial condition or results of operations of Parent and Buyer, taken as a whole; provided, however, that no Changes (by themselves or when aggregated with any other Changes) resulting from, relating to or arising out of the following shall be deemed to be or constitute a Buyer Material Adverse Effect, and no Changes resulting from, relating to or arising out of the following (by themselves or when aggregated with any other Changes) shall be taken into account when determining whether a Buyer Material Adverse Effect has occurred or may, would or could occur: (w) general economic, financial or political conditions in the Netherlands, Taiwan or any other jurisdiction in which Buyer or Parent have substantial business or operations, and any changes therein (including any changes arising out of acts of terrorism, war, weather conditions or other force majeure events), to the extent that such conditions do not have a materially disproportionate impact on Buyer or Parent relative to other semiconductor companies of comparable size; (x) general conditions in the financial markets, and any changes therein (including any changes arising out of acts of terrorism, war, weather conditions or other force majeure events), to the extent that such conditions do not have a materially disproportionate impact on Buyer or Parent relative to other semiconductor companies of comparable size; (y) acts of terrorism or war; or (z) changes in applicable Laws, GAAP or IFRS applicable to Buyer or Parent; or (ii) prevents or materially impedes, interferes with, hinders or delays the performance by Parent or Buyer of their respective obligations under this Agreement or the consummation of its obligations under this Agreement, the Share Swap, or the other transactions contemplated hereby.

(c)    Neither Parent nor Buyer is in violation of any provision of its respective articles of association, articles of incorporation or similar constitutional documents in any material respect.

Section 5.2    Authority. Each of Parent and Buyer has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder, and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by Parent and by Buyer and the consummation by Parent and by Buyer of the transactions contemplated hereby have been duly authorized by the Boards of Directors of Parent and of Buyer (as applicable), and no other corporate proceedings on the part of Parent or of Buyer are necessary to approve this Agreement, or to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Parent and Buyer and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Buyer, enforceable against such party in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity).

Section 5.3    No Conflict; Consents and Approvals.

(a)    The execution, delivery and performance of this Agreement by Parent and Buyer, and the consummation by Parent and Buyer of the transactions contemplated hereby, do not and will not (i) conflict with or violate their respective articles of association, articles of incorporation or similar constitutional documents, (ii) assuming that all consents, approvals and authorizations contemplated by clauses (i) through (iv) of Section 5.3(b) below have been obtained and all filings described in such clauses have been made, conflict with or violate any Law or any settlement, injunction or award of any Governmental Entity, in each case that is applicable to Parent or Buyer or by which any of their respective properties are bound, or (iii) require notice to or the consent of any Person under, result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default), or impair Parent’s or Buyer’s rights or alter the rights or obligations of any third party under, or give to any third party any rights of termination, amendment, payment, acceleration or cancellation of, or result in the creation of a Lien on any of the properties or assets (including intangible assets) of Parent or Buyer pursuant to, any permit, franchise or Contract to which Parent or Buyer is a party or by which Parent or Buyer or any of their respective properties is bound or affected, or (iv) give rise to or result in any person having, or having the right to exercise, any preemptive rights, rights of first refusal, rights to acquire or similar rights with respect to any capital stock of Parent, Buyer or any of their respective assets or properties, except in the case of the preceding clauses (iii) and (iv) as would not reasonably be expected to have, individually or in the aggregate, a Buyer Material Adverse Effect.

(b)    The execution, delivery and performance of this Agreement by Parent and Buyer, and the consummation by Parent and Buyer of the transactions contemplated hereby, do not and will not require any consent, approval, Order, license, authorization or permit of, action by, filing, registration or declaration with or notification to, any Governmental Entity, except for (i) such filings as required under applicable securities and corporation Laws, (ii) the filings required under the applicable requirements of Antitrust Laws, (iii) such filings as are necessary to comply with the applicable requirements of the NASDAQ Global Select Market, and (iv) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Buyer Material Adverse Effect.

Section 5.4    Ownership and Operations of Buyer. Buyer has been formed for the purpose of engaging in the transactions contemplated hereby. As of the Effective Date, the authorized capital stock of Buyer consists of 50,000 shares of common stock, all of which are validly issued and outstanding.

Section 5.5    Brokers. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Buyer.

ARTICLE VI
COVENANTS

Section 6.1    Conduct of Business of the Company.

(a)    The Company covenants and agrees that, during the period from the Effective Date until the earlier of (i) the Share Swap Record Date and (ii) the termination of this Agreement in accordance with its terms (such period, the “Pre-Closing Period”), except (A) as expressly contemplated by this Agreement, (B) as required by applicable Law or (C) with the prior written consent of Buyer (which consent will not be unreasonably withheld or delayed), the Company shall conduct, and shall cause the U.S. Subsidiary to conduct, its business in the ordinary course of business consistent in all material respects with past practice and in compliance with all applicable Laws, and shall, to the extent consistent therewith, (1) preserve intact its current business organization, (2) maintain its assets and properties in good repair and condition, (3) maintain its relations with customers, suppliers and other Persons with which it has material business relations, (4) pay its Liabilities and Taxes when due, (5) keep in full force all insurance policies and (6) make capital expenditures substantially on the timetable and in the amounts approved by the Company Board prior to the date hereof (together with any other additional capital expenditures approved by the Company Board after the date hereof).

(b)    During the Pre-Closing Period, and except as may otherwise be required by applicable Law, the Company shall not directly or indirectly, take any action that is intended to or that would reasonably be expected to (i) materially adversely affect or materially delay the ability of Company to obtain any necessary approvals of any Governmental Entity necessary for the consummation of the transactions contemplated hereby or to perform its covenants or agreements set forth herein, (ii) cause its representations and warranties set forth in Article IV to be untrue or incorrect in any material respect or (iii) otherwise, individually or in the aggregate, have a Material Adverse Effect.

(c)    During the Pre-Closing Period, the Company shall not, without the prior written consent of Buyer (which consent will not be unreasonably withheld or delayed), terminate, or amend in any material respect, any Contract between the Company, on the one hand, and any Service Provider, on the other hand (each such Contract, a “Service Contract”), nor shall the Company make any payments to any Service Provider that are inconsistent with the Company’s past practices in terms of the timing, frequency or amount of such payments.

Section 6.2    Conduct of Business of Parent and Buyer Pending the Share Swap. During the Pre-Closing Period, and except as may otherwise be required by applicable Law, neither Parent nor Buyer shall, directly or indirectly, take any action that is intended to or that would reasonably be expected to (a) materially adversely affect or materially delay the ability of Parent or Buyer to obtain any necessary approvals of any Governmental Entity necessary for the consummation of the transactions contemplated hereby or to perform its covenants or agreements set forth herein, (b) cause the representations and warranties set forth in Article V to be untrue in any material respect or (c) otherwise, individually or in the aggregate, have a Buyer Material Adverse Effect.

Section 6.3    Acquisition Proposals.

(a)    Upon the execution hereof, the Company shall, and shall cause its Representatives (as defined below) to immediately cease and cause to be terminated any and all existing discussions or negotiations with any Person conducted heretofore with respect to any Acquisition Proposal (as defined in Section 6.3(e) hereof) or any proposal, inquiry or offer that would reasonably be expected to lead to an Acquisition Proposal. The Company shall not terminate, waive, amend, release or modify in any respect any provision of any confidentiality or standstill agreement to which the Company or any of its Affiliates or Representatives is a party with respect to any Acquisition Proposal or any proposal, inquiry or offer that would reasonably be expected to lead to an Acquisition Proposal, and shall use its best efforts to enforce, to the fullest extent permitted by applicable Law, the provisions of any such agreement, including obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof.

(b)    At all times during the Pre-Closing Period, the Company shall not and shall cause the U.S. Subsidiary and their respective directors, officers, employees, investment bankers, financial advisors, attorneys, accountants or other advisors, agents and representatives (collectively, “Representatives”) not to, directly or indirectly, (i) solicit, initiate, or knowingly encourage or knowingly facilitate the submission of any inquiries or any proposal or offer constituting, related to or that would reasonably be expected to lead to an Acquisition Proposal, (ii) furnish or otherwise provide access to any non-public information regarding any of the Company or the U.S. Subsidiary to any Person (other than Parent, Buyer and Parent’s, Buyer’s or the Company’s Representatives acting in their capacity as such) in connection with or in response to an Acquisition Proposal or any proposal, inquiry or offer that would reasonably be expected to lead to an Acquisition Proposal, (iii) engage in discussions or negotiations with any Person (other than Parent or Buyer) with respect to any Acquisition Proposal or any proposal, inquiry or offer that would reasonably be expected to lead to an Acquisition Proposal (other than to state that they currently are not permitted to have discussions), (iv) approve or recommend any Acquisition Proposal or any proposal, inquiry or offer that would reasonably be expected to lead to an Acquisition Proposal, (v) make or authorize any recommendation in support of any Acquisition Proposal or any proposal, inquiry or offer that would reasonably be expected to lead to an Acquisition Proposal or (vi) enter into any letter of intent or agreement in principle or any Contract providing for, relating to or in connection with any Acquisition Proposal or any proposal, inquiry or offer that would reasonably be expected to lead to an Acquisition Proposal.

(c)    The Company shall promptly (and in any event within twenty-four (24) hours) advise Buyer orally and in writing of the receipt of any Acquisition Proposal or any inquiry, request for information, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal (including the identity of the Person making or submitting such Acquisition Proposal or inquiry, proposal or offer, and the material terms and conditions thereof) that is made or submitted by any Person prior to the Share Swap Record Date. The Company shall keep Buyer informed, on a reasonably current basis, of the status of, and any financial or other changes in, any such Acquisition Proposal, inquiry, proposal or offer.

(d)    Neither the Company Board nor any committee thereof shall (i) (A) withhold, withdraw or qualify (or modify in a manner adverse to Buyer) the Company Board Determination or the approval of this Agreement, the Share Swap or any of the other transactions contemplated hereby, take any action (or permit or authorize the Company or any of its Representatives to) inconsistent with the Company Board Determination or resolve, agree or propose to take any such actions, or (B) adopt, approve, recommend, propose publicly to adopt, approve or recommend, any Acquisition Proposal (each such action set forth in this Section 6.3(d)(i)(A)-(B) being referred to herein as an “Adverse Recommendation Change”), (ii) cause or permit the Company to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement constituting an Acquisition Proposal, or (iii) resolve or propose publicly to take any such actions.

(e)    For purposes of this Agreement, “Acquisition Proposal” means any proposal or offer (whether or not in writing), with respect to any (A) merger, consolidation, share exchange, share swap, other business combination or similar transaction involving the Company, (B) sale, lease, contribution or other disposition, directly or indirectly of any business or assets of the Company representing 10% or more of the revenues, net income or assets of the Company, taken as a whole, (C) issuance, sale or other disposition, directly or indirectly, to any Person (or the shareholders of any Person) or group of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 10% or more of the voting power of the Company, (D) transaction in which the holders of the voting power of the Company immediately prior to such transaction own 90% or less of the voting power of the Company immediately following the transaction, (E) transaction in which any Person (or the shareholders of any Person) shall acquire, directly or indirectly, beneficial ownership, or the right to acquire beneficial ownership, or formation of any group which beneficially owns or has the right to acquire beneficial ownership of, 10% or more of the Shares or (F) any combination of the foregoing (in each case, other than the Share Swap or the transactions deriving therefrom, relating thereto, or otherwise necessary to consummate the Share Swap).

(f)    Any action inconsistent in any material respect with any provisions set forth in this Section 6.3 that is taken by any Representative of the Company that if taken or not taken by the Company would constitute a breach of this Section 6.3 shall be deemed a breach of this Agreement by the Company.

Section 6.4    Company Shareholders Meeting; Governance Matters.

(a)    As promptly as practicable but in no event later than ten (10) days after the date of this Agreement, or such other date as may be agreed by the Parties, the Company shall (i) if not held prior to the Effective Date, hold a meeting of the Company Board for the purpose of convening a meeting of its shareholders (the “Company Shareholders Meeting”) and (ii) cause the Company to prepare a notice for calling the Company Shareholders Meeting (together with any other materials delivered to the Company’s shareholders in connection with the Company Shareholder Meeting, the “Notification”) to each of the shareholders of the Company for the purposes of seeking to obtain (x) the Company Shareholder Approval, (y) approval of the cessation of the trading of the Shares on the TSE, and (z) approval of the withdrawal of the public reporting status of the Company. Parent, Buyer and the Company shall cooperate with each other in the preparation of the Notification. Notwithstanding anything of the foregoing to the contrary, prior to mailing the Notification (or any amendment or supplement thereto), the Company shall provide Parent, Buyer and their counsel with a reasonable opportunity to review and comment on such document or response and shall give due consideration to all reasonable additions, deletions or changes suggested thereto by Parent, Buyer and their counsel.

(b)    The Company, through the Company Board, shall recommend to its shareholders that they adopt this Agreement, the Share Swap and the other transactions contemplated hereby. Without limiting the generality of the foregoing, the Company agrees that its obligations pursuant to the first sentence of this paragraph (b) shall not be affected by the commencement, public proposal, public disclosure or communication to the Company or any other Person of any Acquisition Proposal or the occurrence of any Adverse Recommendation Change.

(c)    Buyer shall cause its shareholder meeting to approve the transactions contemplated hereunder to be conducted on the same date as the Company Shareholders Meeting.

Section 6.5    Access to Information; Confidentiality.

(a)    At all times during the Pre-Closing Period, upon reasonable prior notice, the Company shall, and shall use reasonable best efforts to cause its officers, directors and Representatives to, afford to Buyer, its Affiliates and their respective Representatives reasonable access without undue interruption during normal business hours, consistent with applicable Law, to the Company’s officers, employees, properties, offices, other facilities and books and records, and shall furnish Buyer, its Affiliates and their respective Representatives with all financial, operating and other data and information as such Persons shall reasonably request.

(b)    The Mutual NDA is incorporated herein by reference. The Mutual NDA shall govern the confidentiality and non-disclosure obligations of the Parties with respect to Confidential Information exchanged in connection with the negotiation, preparation or execution of this Agreement or the negotiation and consummation of the transactions contemplated hereby. If the Mutual NDA is terminated or expires and is not replaced, then Confidential Information that is provided, disclosed, obtained or accessed in connection with the negotiation, preparation or execution of this Agreement, or the negotiation and consummation of the transactions contemplated hereby, shall continue to be subject to all applicable provisions of the Mutual NDA notwithstanding such termination or expiration. To the extent there is a conflict or inconsistency between the terms of this Agreement and the Mutual NDA, the terms of this Agreement shall govern to the extent of such conflict or inconsistency.

(c)    Notwithstanding anything to the contrary in the Mutual NDA, (i) the obligations of Parent and Buyer under this Section 6.5, to the extent either of them is a Receiving Party of Confidential Information of the Company or the U.S. Subsidiary, including any of their respective properties, employees, finances, businesses and operations, shall terminate as of the Share Swap Record Date and (ii) the Company agrees that (x) Micron and its Affiliates may share customary projections with respect to the Company’s business with the Financing Sources (on a need to know basis) identified in the Debt Commitment Letter, to any existing or prospective lenders of Micron and/or its Affiliates and to any credit rating agencies rating debt of Micron and/or its Affiliates, and that (y) Micron, its Affiliates and such Financing Sources may share such information with potential Financing Sources (on a need to know basis) in connection with any marketing efforts in connection with the Debt Financing, provided that the recipients of such information are subject to customary confidentiality arrangements between Micron and such parties (which need not include the Company).

Section 6.6    Further Action.

(a)    The Company shall use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things reasonably necessary, proper or advisable under applicable Law to: (i) cause, together with the other Parties hereto, the conditions set forth in Section 7.1(a), Section 7.1(b) and Section 7.1(c) to be satisfied; (ii) assist Buyer, or another Affiliate of Micron designated by Buyer, in obtaining the Debt Financing in a manner that results in satisfaction of the conditions set forth in Section 7.2(e); (iii) to the extent permitted by applicable Law, assist Parent and Buyer and their respective Affiliates in any of their efforts in soliciting proxies to vote at the Company Shareholders Meeting; and (iv) to set the Share Swap Record Date promptly after (1) the conditions set forth in Section 7.1(a), Section 7.1(b) and Section 7.2(e) have been satisfied, (2) all regulatory approvals pursuant to any Antitrust Laws have been obtained and (3) Parent and Buyer have obtained the required foreign investment approval from the Investment Commission of the ROC Ministry of Economic Affairs in connection with the Share Swap.

(b)    In furtherance of, and without limiting, Section 6.6(a), each of the Parties hereto shall use its reasonable best efforts to promptly execute and file, or join in the execution and filing of, any application, notification or other document that may be necessary in order to obtain the authorization, approval or consent of any Governmental Entity that may be reasonably required to consummate the transactions contemplated by this Agreement (including making all necessary filings under any applicable Antitrust Laws and as are necessary to obtain requisite regulatory approvals for the transactions contemplated hereby) as promptly as practicable after the execution of this Agreement and, (a) in the case of the required filings under applicable Antitrust Laws, within ten (10) Business Days after the Effective Date, and (b) in the case of the filings to obtain requisite regulatory approvals for the transactions contemplated by this Agreement, no later than the next Business Day following the date of the Company Shareholder Approval. Each of the Parties hereto shall use its reasonable best efforts to obtain all such authorizations, approvals and consents as promptly as practicable. To the extent permitted by applicable Law, each Party shall promptly inform the other Party of any material communication between such first party and any Governmental Entity regarding the transactions contemplated by this Agreement (and, if in writing, furnish the other party with a copy of such communication). If either Party shall receive any formal or informal request for supplemental information or documentary material from any Governmental Entity with respect to the transactions contemplated by this Agreement, then the Party shall make, or cause to be made, as soon as reasonably practicable, a response in compliance with such request, after consultation with the other Party (to the extent permitted by applicable Law). The Parties hereto shall (i) consult and cooperate with one another, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of either Party hereto in connection with proceedings under or relating to applicable Antitrust Laws and (ii) provide advance notice of and permit authorized representatives of the other party to be present at each meeting or conference with any Governmental Entity (to the extent permitted by applicable Law and such Governmental Entity). Notwithstanding anything to the contrary herein, materials provided to the other Party or its counsel may be redacted to remove references concerning privileged communications and competitively sensitive information. Notwithstanding anything to the contrary herein, the parties understand and agree that reasonable best efforts of any Party shall not be deemed to include (A) entering into any settlement, undertaking, consent decree, stipulation or agreement with any Governmental Entity in connection with the transactions contemplated hereby or (B) diverting or otherwise holding separate (including by establishing a trust of otherwise), or taking any other action (or otherwise agreeing to do any of the foregoing) with respect to any of its or any of its respective Affiliates’ businesses, assets or properties.

(c)    The Company shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other Parties hereto and related Persons, in doing, all things reasonably necessary, proper or advisable under applicable Law (including obtaining waivers from a Service Provider with respect to any change of control-related provisions in any Material Contract with such Service Provider), to insure that the services currently provided to the Company by the Service Providers continue to be provided to the Company following the Share Swap Record Date on terms pursuant to existing agreements relating to such services (or on current terms and practices if such services are provided without any written agreement), subject to changes in accordance with such existing agreements, provided, that in all cases if the terms of existing agreements are to be amended or if new agreements for such services are to be entered into with any Service Provider, the terms shall be no less favorable to the Company than the terms that the Formosa Plastics group of companies receive for similar services at the applicable time. Furthermore, the Company shall work in good faith with Parent, Buyer and the Service Providers to (1) identify those services that the Company will not require, or will require only for a transitional period, following the Share Swap Record Date (such services, “Transition Services”) and (2) on or before the Share Swap Record Date, enter into appropriate services agreements for such Transition Services on terms and conditions mutually satisfactory to Parent, Buyer, the Company and the relevant Service Provider (each such agreement, a “Transition Services Agreement”).

(d)    The Company shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other Parties hereto and related Persons in doing, all things reasonably necessary, proper or advisable under applicable Law, to provide Micron all cooperation reasonably requested by Micron in connection with the arrangement of any offering of debt or equity securities or any debt financing that may be contemplated by Micron to occur at any time from the Effective Date until the Share Swap Record Date (any such transaction, a “Micron Financing”), including furnishing to Micron (and any of its financing sources) all financial and other pertinent information regarding the Company reasonably requested by Micron.

(e)    The Company shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other Parties hereto and related Persons in doing, all things reasonably necessary, proper or advisable under applicable Law, to prepare and deliver to Micron, as promptly as possible following Buyer’s request after the execution of this Agreement, such audited consolidated annual financial statements and unaudited consolidated interim period financial statements (the “Required Financial Statements”) of the Company, prepared in accordance with generally accepted accounting principles in the United States and such other related documents (including auditor consents for audited consolidated financial statements), and to cooperate with Micron in connection with Micron’s preparation of pro forma financial statements, in each case, as Buyer shall reasonably request. Such pro forma financial statements prepared by Micron with cooperation from the Company, Required Financial Statements and other related documents shall include those that Micron determines in good faith to be required by, and that would enable Micron to comply with, the public reporting and other rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) and the NASDAQ Global Select Market applicable to Micron, including Micron’s filing obligations with the SEC on Form 8-K or as required in connection with any financing as contemplated by Section 6.6(c) above. In addition, the Company shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other Parties hereto in doing, all things reasonably necessary, proper or advisable under applicable Law, to cooperate with Micron in Micron’s planning and preparation for the implementation of Micron’s financial control and reporting capabilities at the Company and the U.S. Subsidiary as reasonably requested by Buyer to satisfy the compliance requirements to which Micron reasonably anticipates it will be subject to following the Share Swap Record Date with respect to the Company.

(f)    Subject to Section 6.6(b), Parent and Buyer shall use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things reasonably necessary, proper or advisable under applicable Law to cause, together with the other Parties hereto, the conditions set forth in Section 7.1(a), Section 7.1(b), Section 7.1(c) and Section 7.2(e) to be satisfied.

(g)    No Party shall fail to take or cause to be taken any action that would reasonably be expected to prevent, impede or materially delay the consummation of the transactions contemplated hereby.

Section 6.7    Public Announcements. The Company shall consult with Buyer before issuing any press release or otherwise making any public statement or disclosure with respect to the Share Swap or any of the transactions contemplated hereby and shall not issue any such press release or make any such public statement or disclosure without the prior approval of Buyer (which approval shall not be unreasonably withheld or delayed), except as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system, in which case the Company shall first, to the extent practicable, consult with Buyer about, and allow Buyer reasonable time to comment in advance on, such press release, public announcement or disclosure.

Section 6.8    Transfer Taxes. Except as provided for in Section 3.4, all stock transfer, real estate transfer, documentary, stamp, recording and other similar Taxes (including interest, penalties and additions to any such Taxes) incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by either the Company or Buyer in accordance with the applicable Laws. The Company, Parent and Buyer shall cooperate in the preparation, execution, and filing of all Tax Returns, questionnaires or other documents with respect to such Taxes.

Section 6.9    Notification of Certain Matters.

(a)    During the Pre-Closing Period, the Company shall promptly notify Buyer orally and in writing upon becoming aware that any representation or warranty made by it in this Agreement has become untrue or inaccurate, or of any failure by the Company to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement. No notification given to Buyer pursuant to this Section 6.9 shall limit or otherwise affect any of the representations, warranties or covenants of the Company contained in this Agreement or any of the remedies available to Parent or Buyer hereunder.

(b)    During the Pre-Closing Period, each Party shall promptly notify the other Parties of any Legal Proceeding that shall be instituted or threatened against such Party to restrain, prohibit or otherwise challenge the legality of, or seek damages in connection with, this Agreement or the Share Swap. The Company shall give Buyer the opportunity to participate, at Buyer’s expense, in the defense or settlement of any shareholder litigation against the Company and/or its officers or directors relating to the Share Swap, and no such settlement shall be agreed with Buyer’s prior written consent (which consent shall not be unreasonably withheld or delayed).

Section 6.10    Employees.

(a)    Buyer shall, or shall cause the Company and the U.S. Subsidiary to, continue to maintain the Company Employee Plans as in effect on the Share Swap Record Date or, in its sole discretion, Buyer may provide employee of the Company and the U.S. Subsidiary with benefits under one or more of Micron’s employee benefit plans on substantially the same basis, in the aggregate, as those provided to similarly situated employees of Micron and its Subsidiaries. In connection therewith, (A) for purposes of determining eligibility to participate, vesting and entitlement to benefits where length of service is relevant under any Micron employee benefit plan (other than a Micron defined benefit plan or severance plan) and to the extent permitted by applicable Law, Buyer shall provide that the employees of the Company and the U.S. Subsidiary shall receive service credit under each Micron employee benefit plan (other than a defined benefit plan or severance plan) for their period of service that has been recognized by the Company or the U.S. Subsidiary prior to the Share Swap Record Date, except where doing so would cause a duplication of benefits, and (B) Buyer will waive, or cause to be waived by Buyer’s affiliates, all limitations (to the extent waivable by Buyer or its affiliates, as the case may be) as to preexisting conditions exclusions (or actively at work or similar limitations), evidence of insurability requirements and waiting periods with respect to participation and coverage requirements applicable to the employees of the Company and the U.S. Subsidiary under any medical, dental and vision plans that such employees may be eligible to participate in after the Share Swap Record Date.
(b)    Following the Share Swap Record Date, for all purposes under any Company Employee Plans that remain in place following the Share Swap Record Date, Buyer shall continue to recognize each Company employee’s period of service to the extent such period of service was recognized by the Company and the U.S. Subsidiary with respect to such Company Employee Plan prior to the Share Swap Record Date.

(c)    To the extent the Company Board and the Company’s shareholders have approved the payment of the legally-required employee bonus with respect to the Company’s 2015 earnings, and such bonus has not been distributed to employees prior to the Share Swap Record Date, Buyer shall cause the Company to distribute such bonus to the Company’s employees following the Share Swap Record Date.

(d)    Nothing herein shall be deemed to be a guarantee of employment for any employee of the Company or the U.S. Subsidiary for any period of time, or to restrict the right of the Company or the U.S. Subsidiary to terminate or cause to be terminated any employee at any time to the extent permitted by applicable Law, for any or no reason with or without notice. Notwithstanding the foregoing provisions of this Section 6.10, nothing contained herein, whether expressed or implied, shall be treated as an amendment or other modification of any Company Employee Plan or any employee compensation, incentive and benefit (including vacation) plans, programs, policies and arrangements maintained for the benefit of employees of the Company or the U.S. Subsidiary as of and after the Share Swap Record Date by the Company or any other employee benefit plan, program or arrangement or the establishment of any employee benefit plan, program or arrangement. Parent, Buyer and the Company acknowledge and agree that all provisions contained in this Section 6.10 are included for the sole benefit of Parent, Buyer and the Company, and that nothing herein, whether express or implied, shall create any third party beneficiary or other rights (A) in any other Person, including any employees, former employees, any participant in any employee benefit plan, program or arrangement (or any dependent or beneficiary thereof) of the Company or the U.S. Subsidiary or (B) to continued employment with the Company or the U.S. Subsidiary or continued participation in any employee benefit plan, program or arrangement.

Section 6.11    Company Stock Options. Promptly following the execution of this Agreement, the Company shall adopt such resolutions and take all necessary actions, including using its reasonable best efforts to obtain any required consents from all holders of outstanding Company Stock Options, that are necessary to effect the transactions described in Section 3.2 pursuant to the terms of the applicable Company Equity Plans and agreements evidencing the Company Stock Options. Promptly following the taking of such actions, the Company shall, after consultation with Buyer, deliver to the holders of Company Stock Options appropriate notices setting forth such holders’ rights pursuant to the Company Equity Plans and this Agreement. Buyer and its counsel shall be given a reasonable opportunity to review and comment on any such notices prior to the delivery thereof to the holders of Company Stock Options, and the Company shall give reasonable and good faith consideration to all additions, deletions, changes or other comments suggested by Buyer and its counsel.

Section 6.12    Termination of Certain Contracts. The Company shall use its reasonable best efforts to cause each of the Non-Core Contracts to be terminated, effective as of and contingent upon the Closing, including sending all required notices, such that each such Non-Core Contract shall be of no further force or effect immediately following the Share Swap Record Date. In the event that the Closing does not occur for any reason, neither Parent nor Buyer shall have any liability to the Company or any other Person for any costs, claims, liabilities or damages resulting from the Company seeking to obtain such termination. For purposes of this Section 6.12, a “Non-Core Contract” shall mean each Contract (i) to which the Company is a party, (ii) the subject matter of which does not relate directly to the manufacture of wafers for Micron pursuant to the Supply Agreements; and (iii) identified in a written notice delivered by Buyer to the Company following the Effective Date requesting that such Contract be terminated. The parties agree and understand that the Company shall not be required to take any actions pursuant to this Section 6.12 until the condition set forth in Section 7.1(b) has been satisfied.

Section 6.13    Sale of Certain Company Intellectual Property. Upon receipt of instruction from Buyer to do so no later than ten (10) Business Days prior to the Share Swap Record Date, the Company shall (a) enter into a patent sale and transfer agreement with one or more third parties (“Patent Transferee(s)”), on terms and conditions acceptable to Buyer in its sole discretion, providing for the transfer and sale of some or all of the Company’s Patents to the Patent Transferee(s) immediately prior to the Share Swap Record Date.

ARTICLE VII
CONDITIONS PRECEDENT

Section 7.1    Conditions to Each Party’s Obligations to Effect the Share Swap. The respective obligations of each Party to effect the Share Swap are subject to the satisfaction at or prior to the Share Swap Record Date of each of the following conditions any and all of which may be waived, in whole or in part, by Parent (on behalf of Parent and Buyer) and the Company, to the extent permitted by applicable Law:

(a)    Antitrust Laws. The applicable waiting period (and any extension thereof) under applicable Antitrust Laws in respect of the transactions contemplated hereby shall have expired or been terminated.

(b)    Shareholder Approval. The Company Shareholder Approval shall have been obtained.

(c)    Regulatory Approvals. All necessary regulatory approvals, including approvals required pursuant to any Antitrust Laws, for the consummation of the Share Swap and the transactions contemplated hereby shall have been obtained.

(d)    No Injunctions. No Governmental Entity of competent jurisdiction shall have issued or promulgated an Order, decree, injunction or ruling or taken any other action enjoining or otherwise preventing the consummation of the Share Swap.

(e)    No Illegality. No applicable Law shall have been enacted, entered, enforced, issued or put in effect that prohibits or makes illegal the consummation of the Share Swap.

(f)    Termination. This Agreement shall not have been terminated in accordance with its terms.

Section 7.2    Conditions to Parent’s and Buyer’s Obligations to Effect the Share Swap. The obligations of Parent and Buyer to effect the Share Swap are also subject to the satisfaction at or prior to the Share Swap Record Date of the following conditions, which may be waived, in whole or in part, by Parent or Buyer in their sole discretion, to the extent permitted by applicable Law:

(a)    Representations and Warranties True. The representations and warranties of the Company contained in this Agreement shall be true and correct in all material respects (except for each such representations and warranties that contains an express materiality qualification, which shall be true and correct in all respects) as of the Effective Date and the Share Swap Record Date, or in the case of representations and warranties that are made as of a specified date, such representations and warranties shall be true and correct in all material respects (except for each such representations and warranties that contains an express materiality qualification, which shall be true and correct in all respects) as of such specified date.

(b)    Performance of Covenants. All covenants and agreements of Company to be performed prior to Closing pursuant to this Agreement shall have been duly performed in all material respects.

(c)    No Orders or Injunctions. No restraining order, preliminary or permanent injunction or other Order issued by a Governmental Entity or other legal constraint or prohibition preventing the consummation of the transactions contemplated hereby will have taken effect after the Effective Date and still be in effect.

(d)    No Material Adverse Effect. No Change shall have occurred or exist that, individually or in the aggregate with any other Change, has had or would reasonably be expected to have a Material Adverse Effect.

(e)    Buyer Financing. The consummation and funding of financing, on terms set forth in the Debt Commitment Letter or on terms otherwise satisfactory to Buyer, or another Affiliate of Micron designated by Buyer, resulting in aggregate proceeds of at least NT$80,000,000,000 to Buyer, or another Affiliate of Micron designated by Buyer, to fund the Share Swap on the Share Swap Record Date pursuant to the terms of this Agreement.

(f)    Private Placement. Unless either (i) Micron has notified the Investor (as such term is defined in the Micron Share Purchase Agreement) that Micron has elected not to consummate the Micron Share Purchase Closing in accordance with Section 2.2 of the Micron Share Purchase Agreement or (ii) the Micron Share Purchase Agreement has been terminated in accordance with its terms (other than pursuant to Section 7.3(a)(iii) thereof) prior to the Micron Share Purchase Closing, Micron or Buyer shall have received the Total Investment Amount (as such term is defined in the Micron Share Purchase Agreement) from the Investor. For the avoidance of doubt, if the Investor exercises its right under Section 7.3(c) of the Micron Share Purchase Agreement after having paid the Total Investment Amount to Micron or Buyer, then this condition will be deemed to not have been satisfied.

(g)    Litigation. There shall not be pending any Legal Proceeding brought by any Governmental Entity: (i) challenging or seeking to restrain or prohibit the consummation of the Share Swap; or (ii) seeking to (x) prohibit or limit the ownership or operation by the Company, Parent, Buyer or any of their respective Affiliates of any or all of the business or assets of the Company, Parent, Buyer or any of their respective Affiliates; or (y) compel the Company, Parent, Buyer or any of their respective Affiliates to dispose of, license or hold separate all or any portion of the business or assets of the Company, Parent, Buyer or any of their respective Affiliates, in the case of clauses (x) and (y) , as a result of the consummation of the Share Swap.

(h)    Transition Services Agreements. The Transition Services Agreements shall have been executed by the parties thereto, and shall be in full force and effect.

(i)    Banking Chops. Each of the Banking Chops shall be in the possession of an authorized Person (who is an employee or officer of the Company) identified by Buyer in writing at least five (5) days prior to the Share Swap Record Date.

(j)    Certificate. Parent and Buyer shall have received a certificate signed by an authorized officer of the Company, dated as of the Share Swap Record Date, to the effect that the conditions set forth in Section 7.2(a), Section 7.2(b) and Section 7.2(d) have been satisfied.

Section 7.3    Conditions to Company’s Obligations to Effect the Share Swap. The obligations of the Company to effect the Share Swap are also subject to the satisfaction at or prior to the Share Swap Record Date of the following conditions, which may be waived, in whole or in part, by the Company in its sole discretion, to the extent permitted by applicable Law:

(a)    Representations and Warranties True. The representations and warranties of Parent and Buyer contained in this Agreement shall be true and correct in all material respects (except for each such representations and warranties that contains an express materiality qualification, which shall be true and correct in all respects) as of the Effective Date and the Share Swap Record Date, or in the case of representations and warranties that are made as of a specified date, such representations and warranties shall be true and correct in all material respects (except for each such representations and warranties that contains an express materiality qualification, which shall be true and correct in all respects) as of such specified date.

(b)    The Company shall have received a certificate signed by an authorized officer of Buyer, dated as of the Share Swap Record Date, to the effect that the condition set forth in Section 7.3(a) has been satisfied.

Section 7.4    Effect of Investigation. The representations, warranties and covenants of the Company shall not be affected or deemed waived by reason of any investigation made by or on behalf of Buyer (including by any of its Representatives) or by reason of the fact that Buyer or any of its Representatives knew or should have known that any such representation or warranty is, was or might be inaccurate.

ARTICLE VIII
TERMINATION, AMENDMENT AND WAIVER

Section 8.1    Termination. This Agreement may be terminated and the Share Swap may be abandoned at any time prior to the Share Swap Record Date, notwithstanding approval thereof by the shareholders of the Company, only as follows:

(a)    by mutual written consent of Buyer and the Company at any time prior to the consummation of the Micron Share Purchase Closing;

(b)    by either Buyer or the Company, if any court of competent jurisdiction or other Governmental Entity shall have issued a judgment, Order, injunction, rule or decree, or taken any other action restraining, enjoining or otherwise prohibiting any of the transactions contemplated by this Agreement, and such judgment, Order, injunction, rule, decree or other action shall have become final and nonappealable;

(c)    by Buyer, at any time prior to the Share Swap Record Date, if (A) (x) any of the representations or warranties of the Company herein shall be untrue or inaccurate on the date of this Agreement or shall become untrue or inaccurate on any subsequent date as though made on such subsequent date (in each case without giving effect to any limitation indicated by the words “Material Adverse Effect,” “in all material respects,” “material” or “materially”), except where the failure of such representations and warranties to be true and correct results from any transaction expressly consented to in writing by Buyer; or (y) the Company shall have materially breached or failed to perform any of its covenants or agreements set forth in this Agreement; and (B) if curable, such inaccuracy or breach is not cured within fifteen (15) days after written notice to the Company (or, if less, the number of calendar days remaining until the Outside Date) describing such breach in reasonable detail; provided, that Buyer shall not have the right to terminate this Agreement pursuant to this Section 8.1(c) if Parent or Buyer is then in material breach of any of its covenants or agreements set forth in this Agreement;

(d)    by the Company, at any time prior to the Share Swap Record Date, if (A) (x) any of the representations or warranties of Parent or of Buyer herein shall be untrue or inaccurate on the date of this Agreement or shall become untrue or inaccurate on any subsequent date as though made on such subsequent date (in each case, without giving effect to any limitation indicated by the words “Material Adverse Effect,” “in all material respects,” “material” or “materially”), or (y) Parent or Buyer shall have materially breached or failed to perform any of its covenants or agreements set forth in this Agreement, and (B) if curable, such inaccuracy or breach is not cured within fifteen (15) days after written notice to Buyer (or, if less, the number of calendar days remaining until the Outside Date) describing such breach in reasonable detail; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(d) if it is then in material breach of any of its covenants or agreements set forth in this Agreement;

(e)    by Buyer or the Company, if the Closing shall not have occurred by November 30, 2016 (the “Outside Date”); provided, that the right to terminate this Agreement under this Section 8.1(e) shall not be available to a Party if such Party’s action or failure to act has been a principal cause of or principally resulted in the failure of the Closing to occur on or before such date and such action or failure to act constitutes material breach of this Agreement; provided, further, that if all of the conditions set forth in Section 7.1 and Section 7.2 (other than those that by their terms contemplate satisfaction only at the Closing) that can be satisfied prior to the Closing have been satisfied on or before November 30, 2016, with the sole exception of the condition in Section 7.2(f) (Private Placement) that remains not satisfied, then Parent and Buyer shall have the right but not the obligation to extend the Outside Date by ninety (90) days;

(f)    by Buyer, if Buyer, or another Affiliate of Micron designated by Buyer, has not obtained the Debt Commitment Letter by May 1, 2016; provided, that Buyer shall not have the right to terminate this Agreement pursuant to this Section 8.1(f) if Buyer has failed to use commercially reasonable efforts in seeking to obtain the Debt Commitment Letter; or

(g)    by Buyer at any time prior to the date of the Company Shareholder Approval, if (i) any Company shareholder (other than Numonyx Holdings B.V. and Micron Semiconductor B.V.) that is a party to any Voting and Support Agreement is in breach of that Voting and Support Agreement or (ii) if any Voting and Support Agreement is no longer in full force and effect.

The Party desiring to terminate this Agreement pursuant to this Section 8.1 shall give notice of such termination and the provisions of this Section 8.1 being relied on to terminate this Agreement to the other Parties.

Section 8.2    Effect of Termination. In the event of termination of this Agreement, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent, Buyer, the Company or their respective directors, officers, Affiliates or shareholders, except that the provisions of Sections 6.5(b) and (c) (Confidentiality), Section 6.7 (Public Announcements), this Section 8.2, Section 8.3 (Fees and Expenses), Section 8.4 (Amendment or Supplement), Section 8.5 (Extension of Time; Waiver) and Article IX (General Provisions) of this Agreement shall survive the termination hereof. Notwithstanding the foregoing, nothing contained herein shall relieve any Party of liability for an intentional breach of its covenants or agreements set forth in this Agreement prior to such termination or for fraud.

Section 8.3    Fees and Expenses. Except as may otherwise be agreed to hereunder or in other writing by the Parties, all fees and expenses incurred in connection with this Agreement, the Share Swap and the other transactions contemplated hereby shall be borne and timely paid by the Party incurring such fees or expenses, whether or not the Share Swap is consummated.

Section 8.4    Amendment or Supplement. This Agreement may be amended, modified or supplemented by the Parties by action taken or authorized by written agreement of the Parties (by action taken by their respective boards of directors, if required) at any time prior to the Share Swap Record Date, whether before or after the Company Shareholder Approval has been obtained; provided, however, that after the Company Shareholder Approval has been obtained, no amendment shall become effective that pursuant to applicable Law requires further approval or adoption by the shareholders of the Company without such further approval or adoption. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties in interest at the time of the amendment.

Section 8.5    Extension of Time; Waiver. At any time prior to the Share Swap Record Date, the Parties may (by action taken or authorized by their respective boards of directors, if required), to the extent permitted by applicable Law, (a) extend the time for the performance of any of the obligations or acts of the Company (in the case of an extension by the Parent or Buyer) or Parent or Buyer (in the case of an extension by the Company), as applicable, (b) waive any inaccuracies in the representations and warranties of the Company (in the case of a waiver by the Parent or Buyer) or Parent or Buyer (in the case of a waiver by the Company), set forth in this Agreement or any document delivered pursuant hereto or (c) subject to applicable Law, waive compliance with any of the agreements or conditions of the Company (in the case of a waiver by the Parent or Buyer) or Parent or Buyer (in the case of a waiver by the Company) contained herein; provided, however, that after the Company Shareholder Approval has been obtained, no waiver may become effective that pursuant to applicable Law requires further approval or adoption by the shareholders of the Company without such further approval or adoption. Any agreement on the part of a Party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such Party or Parties, as applicable. No failure or delay of any Party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. Except as otherwise provided herein, the rights and remedies of the Parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder.

ARTICLE IX
GENERAL PROVISIONS

Section 9.1    Nonsurvival of Representations and Warranties. None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Share Swap Record Date, other than those covenants or agreements of the Parties which by their terms specifically apply, or are to be performed as a whole or in part, after the Share Swap Record Date. Notwithstanding the foregoing, this Section 9.1 shall not limit any covenant or agreement of the Parties which by its terms contemplates performance after the Share Swap Record Date or relates to delivery of the Payment Fund in full on the terms and subject to the conditions set forth in this Agreement.

Section 9.2    Notices. All notices or other communications required or permitted hereunder shall reference this Agreement, shall be in writing in the English language, shall be delivered personally, by overnight courier, by electronic mail or by certified, registered or express air mail, postage prepaid, and shall be deemed given (a) when so delivered personally, (b) when so received by courier, (c) if given by electronic mail, when receipt of the message is confirmed to the sender by the systems of the Party to which notice is intended to be given, or (d) if mailed, five (5) Business Days after the date of mailing, as follows:

(i)    if to Parent, to:

Micron Technology B.V.
Olympia 1A, 1213NS Hilversum
The Netherlands

Attention: Chairman

with copies (which shall not constitute notice) to:

Micron Technology, Inc.
8000 South Federal Way
Boise, Idaho, 83707
USA

Attention: General Counsel

(ii)    if to Buyer, to:
Micron Semiconductor Taiwan Co. Ltd.
10F, No. 333, Section 1, Keelung Rd.,
Taipei, Taiwan 110

Attention: Chairman

with copies (which shall not constitute notice) to:
Micron Technology, Inc.
8000 South Federal Way
Boise, Idaho, 83707
USA

Attention: General Counsel

(ii)    if to the Company, to:
Inotera Memories, Inc.
667, Fuhsing 3rd Road
Hwa-Ya Technology Park
Kueishan, Taoyuan
Taiwan, R.O.C.

Attention: Director of Legal & IP Office

Section 9.3    Entire Agreement. This Agreement (including the Exhibits hereto), and the Company Disclosure Letter, constitutes the entire agreement with respect to the subject matter hereof and thereof, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the Parties with respect to the subject matter hereof and thereof.

Section 9.4    Parties in Interest. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the Parties and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement.

Section 9.5    Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal Laws of the ROC, without regard to the Laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the ROC.

Section 9.6    Dispute Resolution.

(a)    Each of the Parties irrevocably agrees that any dispute, legal action or proceeding arising out of or relating to this Agreement (an “Arbitrable Dispute”) brought by any Party or its successors or assigns shall be brought and determined to be settled by binding arbitration. Notwithstanding the preceding sentence, nothing in this Section 9.6 shall prevent a Party from seeking specific performance as contemplated by Section 9.8 from a court of competent jurisdiction pending settlement of any Arbitrable Dispute.

(b)    Except as otherwise specifically stated herein, any Arbitrable Dispute shall be resolved by arbitration in Taipei, Taiwan in accordance with the ROC Arbitration Act. The arbitration shall be conducted in English and by the Chinese Arbitration Association, Taipei (“CAA”) in accordance with the Arbitration Rules of the CAA. Any judgment upon the award rendered by the arbitrator shall be entered in any court having jurisdiction over the subject matter thereof, including, without limitation, the Taipei District Court. The final decision of the arbitrators, as entered by a court of competent jurisdiction, will be furnished by the arbitrators to the Parties in writing and will constitute a final, conclusive and non-appealable determination of the issue in question, binding upon the Parties, and an Order with respect thereto may be entered in any court of competent jurisdiction, including, without limitation, the Taipei District Court.

(c)    Any such arbitration will be conducted before a panel of three (3) arbitrators, each of whom will be compensated for his or her services at a rate to be determined by the CAA. Each of the claimant and the respondent shall appoint one (1) arbitrator, and the two (2) arbitrators appointed by the claimant and the respondent shall jointly appoint the third arbitrator as the chief arbitrator. If the parties are unable to agree on the arbitrators within thirty (30) days following submission of the dispute to CAA by one of the Parties, CAA will have the authority to select the arbitrators from a list of arbitrators who satisfy the criteria set forth in Section 9.6(d).

(d)    No arbitrator shall have any past or present family, business or other relationship with Buyer, Parent, the Company, or any Affiliate, Subsidiary, director or officer thereof, unless following full disclosure of all such relationships, Parent and Buyer and the Company agree in writing to waive such requirement with respect to an individual in connection with any Arbitrable Dispute.

(e)    The claimant shall advance the arbitration fees required by the CAA upon demanding for arbitration; provided, however, that: (i) the prevailing party in any arbitration will be entitled to an award of attorneys’ fees and costs; and (ii) all fees and costs of arbitration will be paid by the losing party, unless other provided in the arbitral award. The arbitrator will be authorized to determine the identity of the prevailing party and the losing party.

(f)    Except as specifically otherwise provided herein, arbitration will be the sole and exclusive remedy of the Parties for any Arbitrable Dispute.

Section 9.7    Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, as a whole or in part, by operation of Law or otherwise, by the Company without the prior written consent of Parent or by Parent or Buyer without the prior written consent of the Company, and any such assignment without such prior written consent shall be, to the maximum extent permitted by applicable Law, null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

Section 9.8    Enforcement. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each of the Company, Parent and Buyer shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court having jurisdiction over the subject matter thereof, including, without limitation, the Taipei District Court, this being in addition to any other remedy to which such Party is entitled at Law or in equity. If any Party brings any Action to enforce specifically the performance of the terms and provisions hereof by any other Party, the Outside Date shall automatically be extended by (x) the amount of time during which such Action is pending, plus twenty (20) Business Days or (y) such other time period established by the court presiding over such Action.

Section 9.9    Currency. All references to “US$” in this Agreement refer to United States dollars. All references to “NT$” in this Agreement refer to New Taiwan Dollars.

Section 9.10    Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 9.11    Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Party.

Section 9.12    Electronic Signature. This Agreement may be executed by facsimile signature or electronically scanned signature and such signatures shall constitute an original for all purposes.

[Signature page follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

Inotera Memories, Inc.
By:	/s/ Chuan Lin
Name: Chuan Lin
Title: Independent Director

Micron Technology B.V.
By:	/s/ Donald E. Whitt, Jr.
Name: Donald E. Whitt, Jr.
Title: Managing Director A

By:	/s/ Daniel Gabor De Haas
Name: Daniel Gabor De Haas
Title: Managing Director B

Micron Semiconductor Taiwan Co. Lt
By:	/s/ Steven Drake
Name: Steven Drake
Title: Director of Asia Legal

EXHIBIT A
CERTAIN KNOWLEDGE PARTIES

•	Pei Ing Lee*

•	Rod Morgan

•	Jason Chu

•	Peter Shen

•	K.Y. Wang

•	Jia Jau Yeh

•	Philip Jao

•	Frank Chao

•	Alex Wang

•	Chia Yen Cha

•	Tony Tsai

•	Ethan Chuang

•	Jessie Liu

•	Vicky Tseng

* For purposes of the “knowledge” definition, only the actual knowledge of any fact, circumstance, event or other matter of Dr. Lee shall be taken into account.

EXHIBIT B
AMENDMENTS TO ARTICLES OF INCORPORATION OF BUYER

[English Translation of Exhibit B from Chinese]

Article	Before the Amendment	After the Amendment
Article 4-1	(This Article is newly added)
The Corporation may provide endorsement and guarantee to third parties upon the approval of the Board of Directors. When the Corporation becomes a shareholder with limited liability of another company, the total amount of the Corporation’s investment will not be subject to the restriction of not exceeding forty percent (40%) of the Corporation’s paid-in capital as provided in Article 13 of the Company Act.

Article 5
The total capital of the Corporation is authorized at Five Hundred Thousand New Taiwan Dollars (NT$500,000), which is divided into Fifty Thousand (50,000) common shares with a par value of Ten New Taiwan Dollars (NT$10) per share, fully paid-up.

The total capital of the Corporation is authorized at NT$30,000,000,000, divided into 3,000,000,000 shares at the par value of NT$10 each, which can be issued in common shares or preferred shares in installments.

Article 23	These Articles of incorporation were agreed upon and signed on November 4, 2015.	These Articles of incorporation ("AOI") were agreed upon and signed on November 4, 2015. The 1st amendment of the AOI is made on [-], 2016.

EXHIBIT C
SHARE CAPITAL ON SHARE SWAP RECORD DATE

	Authorized Capital	Paid-in Capital
BUYER	NT$30,000,000,000	NT$29,700,000,000
COMPANY	NT$80,000,000,000	NT$65,602,860,000